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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
JUN 1 8 2002
1086

For the month of JUNE 2002.

Arauco and Constitution Pulp, Inc.
(Translation of registrant's name into English)

Agustinas 1070, Sixth Floor, Santiago, Chile
(Address of principal executive office)

PROCESSED
JUL 1 7 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date JUNE 18, 2002

By ________________
(Signature)*
Alejandro Pérez, Chief Executive Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.



ARAUCO

memoria



2001 *Annual Report*

Arauco

memoria anual

2001

CELULOSA ARAUCO Y CONSTITUCION



Indice / Contents



Arauco

Arauco es el nombre con el cual se denomina al conjunto de empresas industriales, forestales y comerciales organizadas bajo la propiedad de la sociedad anónima chilena Celulosa Arauco y Constitución S.A.

Es una de las mayores empresas forestales del mundo, en términos de superficie y rendimiento de sus plantaciones, fabricación de celulosa kraft de mercado y producción de madera aserrada y paneles. Sus plantaciones forestales se concentran en Chile, Argentina y Uruguay, mientras que sus instalaciones industriales están emplazadas en Chile y Argentina.

En Chile, Arauco es propietaria de la mayor superficie de plantaciones forestales del país, con un patrimonio de 606 mil hectáreas, en su mayor parte de pino radiata. A ello se suman aproximadamente 86 mil hectáreas de plantaciones en Argentina, provincia de Misiones -fundamentalmente de pino Taeda- y 8 mil hectáreas en Uruguay.

La empresa posee cuatro plantas de celulosa: tres en Chile -Planta Arauco, Planta Constitución y Planta Licancel- y una en Argentina, Alto Paraná. Su capacidad de producción conjunta alcanza a 1 millón 500 mil toneladas métricas anuales de celulosa kraft.

Arauco también es propietaria de doce aserraderos - once en Chile y uno en Argentina y, de cinco plantas de manufactura de madera. En conjunto, la capacidad de aserrío de estas instalaciones alcanza a dos millones 200 mil metros cúbicos anuales de madera aserrada.

En el área de paneles, Arauco posee en Chile una planta de terciados, una planta de tableros MDF o Medium Density Fiberboard y otra de tableros HB o Hardboard. Su capacidad de producción conjunta es de 520 mil metros cúbicos de paneles.

En el 2001 las ventas consolidadas de la sociedad alcanzaron a 1.139 millones de dólares y su utilidad neta ascendió a 140 millones de dólares.

The Arauco name refers to the group of industrial, forestry and commercial companies owned by the Chilean corporation, Celulosa Arauco y Constitución S.A.

It is one of the world's largest forestry enterprises in terms of plantation area and yields, and the production of market kraft woodpulp and of sawntimber and wood panels. Its forest plantations are located in Chile, Argentina and Uruguay, while its industrial facilities are in Chile and Argentina.

In Chile, Arauco owns the country's largest area of forest plantations, with a total of 606 thousand hectares mostly of radiata pine. It also has approximately 86 thousand hectares in Misiones province, Argentina (mainly of taeda pine) and 8 thousand hectares in Uruguay.

The Company owns four woodpulp mills, three in Chile (Arauco, Constitución and Licancel) and one in Argentina (Alto Paraná). Its overall production capacity is a million and a half metric tons of kraft pulp per year.

Arauco also owns twelve sawmills (eleven in Chile and one in Argentina) and five wood processing plants. The combined sawmilling capacity is two million, two hundred thousand cubic meters of sawntimber per year.

In the panels area, Arauco operates in Chile a plywood mill, a medium density fiberboard (MDF) mill and a hardboard (HB) mill. Their combined production capacity is 520 thousand cubic meters of panels.

The Company's consolidated sales in 2001 were 1,139 million dollars and net income was 140 million dollars.

Centros de actividad de Arauco en Chile Argentina


VALPARAISO
SANTIAGO
RANCAGUA
LICANCEN
CONSTITUCION
TALCA
LIRQUEN
TALCAHUANO
CORONEL
CONCEPCION
ARAUCO
TEMUCO
CORRAL
VALDIVIA
PLANTACIONES / FOREST PLANTATIONS
PLANTA DE CELULOSA / WOODPULP MILL
ASERRADERO / SAWMILL
PLANTA DE PANELES / PANELS MILL
PUERTO / PORT
PARAGUAY
ASUNCION
BRASIL
PUERTO IGUAZU
CURITIBA
POSADAS
SANTA MARIA
PORTO ALEGRE
URUGUAY
MONTEVIDEO
BUENOS AIRES
ARGENTINA

Carta del Presidente

Por primera vez en la historia de Arauco, el Directorio, a través de su Presidente, ha estimado conveniente dar a conocer por medio de esta carta, los aspectos más relevantes de las actividades realizadas durante el presente ejercicio, así como su visión del desarrollo futuro de las distintas áreas en que opera la empresa.

Previamente y con el objeto de mostrar la trayectoria de Arauco desde que su administración fue asumida por el Grupo Angelini, se entregarán algunas cifras correspondientes al ejercicio 1985, así como los respectivos valores del ejercicio 2001.

En el área forestal, a fines del año 1985 Arauco tenía 93 mil hectáreas de plantaciones en Chile mientras que en la actualidad posee 700 mil hectáreas de las cuales 606 mil hectáreas están en Chile.

En el área celulosa la empresa ha incrementado sus operaciones de tener dos plantas en Chile, con una capacidad total de 385 mil toneladas al año, a tres plantas en Chile y una en Argentina, con una capacidad de producción de 1 millón 500 mil toneladas al año.

En 1985 la empresa poseía un aserradero de pequeña capacidad; hoy posee once aserraderos en Chile y uno en Argentina, con una capacidad total de producción de 2 millones 200 mil m^3 de madera aserrada al año y cinco plantas de manufactura.

En el área paneles, mientras que en 1985 la empresa no desarrollaba actividades, a fines del año 2001 Arauco posee una planta de madera terciada, una planta de MDF y una de Hardboard con una capacidad total de producción superior a los de 520 mil m^3 de paneles al año.

Finalmente, al término de 1985 los activos de la empresa ascendían a US$ 470 millones y el patrimonio a US$ 198 millones; para el año 2001 los activos totales suman US$4.970 millones y el patrimonio US$3.117 millones. Todos estos valores están expresados en dólares de cada año.

El análisis de estas cifras muestran el extraordinario crecimiento que experimentó la empresa durante ese período y reflejan el compromiso del Grupo Angelini con el desarrollo del sector forestal del país. Aún más, la masa forestal que en la actualidad posee la empresa, garantiza que Arauco estará en condiciones de duplicar sus operaciones industriales en el transcurso de los próximos diez años, manteniendo vigente su estrategia de manejo sustentable de sus bosques.

Durante el presente ejercicio, la explotación de nuestras plantaciones permitió extraer 9,8 millones de m^3 de rollizos. Las plantas de celulosa produjeron en forma conjunta 1 millón 500 mil toneladas de celulosa de mercado, distribuidas en 740 mil toneladas de celulosa blanqueada de pino radiata; 110 mil toneladas de celulosa blanqueada de eucalipto; 350 mil toneladas de celulosa cruda de pino radiata y 300 mil toneladas de celulosa blanqueada de pino taeda.

Nuestros aserraderos produjeron 1 millón 790 mil m^3 de madera aserrada verde, parte de la cual se utilizó para obtener 1 millón 200 mil m^3 de madera seca y 230 mil m^3 de madera manufacturada. A su vez, las plantas de tableros entregaron 263 mil m^3 de madera contrachapada; 157 mil m^3 de MDF y 58 mil toneladas de Hardboard.

Las ventas totales de Arauco durante el ejercicio 2001 ascendieron a US$ 1.134 millones, de los cuales US$ 961 millones (84,3 %) correspondieron a exportaciones a 31 distintos países de los cinco continentes.

La utilidad neta del año 2001 alcanzó a US$ 140.1 millones, valor inferior a la del año anterior, pero que en todo caso es una cifra muy significativa si se consideran los diversos factores adversos, ajenos a la operación de Arauco, que se presentaron durante este año. Entre ellos se puede mencionar la fuerte corrección monetaria negativa debida a la variación del tipo de cambio en Chile; la devaluación de Argentina que afectó el resultado de la filial Alto Paraná; y muy especialmente la recesión mundial que deprimió los precios de venta de nuestros productos de exportación, en especial el de la celulosa blanqueada, que a fin del ejercicio llegó a los valores más bajos en términos reales registrados en la historia de la industria.

El resultado del ejercicio del año 2001, ha sido posible gracias al sostenido esfuerzo para mejorar la productividad en todas las áreas en que opera Arauco, lo que ha permitido bajar los costos de producción a niveles que se comparan, favorablemente, con los de cualquier competidor internacional en el mercado de productos forestales.

Esta situación nos hace mirar con optimismo el futuro económico de la empresa, una vez que la

Chairman's Statement

For the first time in Arauco's history, the Board of Directors, through its Chairman, has felt it appropriate to comment by this means on the most important aspects of its activities last year, and to present its views about the future for the Company's different business areas.

Firstly, and in order to provide some background on Arauco since it was taken over by the Angelini Group, I shall present some figures for 1985 and compare them with those for 2001.

In the forestry area, Arauco had 93.000 ha. of plantations in Chile at the end of 1985 while today it owns 700.000 ha. of which 606.000 ha. are in Chile.

In woodpulp, the Company has expanded its facilities from two mills in Chile with a total capacity of 385.000 tons annually, to three mills in Chile and one in Argentina with an overall capacity for 1.500.000 tons annually.

In 1985, the Company owned just one small sawmill; today it has eleven sawmills in Chile and one in Argentina, with a combined producion capacity of 2.200.000 m³ of sawntimber annually, plus five manufacturing plants.

In the panels area, while the Company had no involvement in this business in 1985, by the end of 2001 Arauco has a plywood mill, an MDF mill and a hardboard mill with an overall production capacity of over 520.000 m³ of panels annually.

Finally, the Company's assets at the end of 1985 totaled US$ 470 million and its equity US$ 198 million; by 2001, total assets have reached US$4.970 million and equity US$3.117 million. All the above amounts are expressed in dollars of each year.

An analysis of these figures shows the Company's extraordinary growth over that period and reflects the commitment of the Angelini Group with the country's forestry development. Furthermore, its forest reserves ensure that Arauco will be in a position to double its industrial activities over the next ten years, while keeping to its strategy of sustainable forest management.

The harvesting of our plantations in 2001 allowed us to produce 9.840.000 m³ of logs. The pulp mills jointly produced 1.500.000 tons of market woodpulp, split as to 740.000 tons of bleached radiata pine pulp; 110.000 tons of bleached eucalyptus pulp; 350.000 tons of unbleached radiate pine pulp and 300.000 tons of bleached taeda pine pulp.

Our sawmills cut 1.789.600 m³ of green sawntimber, part of which was used to produce 1.076.700 m³ of dry wood and 230.000 m³ of manufactured wood. The panel mills for their part provided 263.000 m³ of plywood; 157.000 m³ of MDF and 58.000 tons of hardboard.

Arauco's group sales in 2001 amounted to US$ 1.134 million, of which US$ 961 million (84.3 %) were exports to 31 different countries around the world.

The net income for 2001 was US$ 140.1 million, lower than the year before but nevertheless a significant figure when considering the various adverse factors outside Arauco's control during the year. These include negative monetary correction following fluctuations in the Chilean exchange rate; the devaluation in Argentina which affected the results of the subsidiary Alto Paraná; and particularly the global recession which depressed prices for our export products, especially those for bleached woodpulp which by the close of the year had reached their record lowest levels in real terms.

The result for 2001 was possible thanks to the sustained efforts to improve productivity in all areas of the business. This has enabled it to reduce production costs to levels that compare favorably with any of its international competitors in the forestry product market. This allows us to view the economic future of the Company with optimism once the recession has lessened and our product recesión se haya atenuado y los precios de venta de nuestros productos recuperen sus valores normales.

La inversión total realizada durante el ejercicio 2001 ascendió a US$195 millones y se concentró en el mejoramiento de los activos industriales de la Sociedad, especialmente en la construcción de dos nuevas plantas de MDF, una en Chile y la otra en Argentina, con una capacidad de producción conjunta de 500 mil m^3 por año, las cuales iniciarán su producción durante el año 2002.

A fines del año 2001 se dió inicio a las obras de la nueva planta de celulosa Valdivia, uno de los proyectos más importantes emprendidos por la empresa hasta esta fecha. La inversión total alcanzará a US$1.200 millones, incluyendo US$300 millones correspondientes al valor de las plantaciones de pino radiata y eucalipto; que se han establecido durante muchos años en el área de atracción de la planta ubicada en Mariquina, Provincia de Valdivia, X Región. La planta tendrá una capacidad de producción de 600.000 ton/año de celulosa blanqueada de pino (65%) y eucalipto (35%) y se espera que las obras queden terminadas durante el segundo trimestre del año 2004.

En el área financiera, pese a la difícil situación económica internacional, Arauco mantuvo estable su clasificación de riesgo de Standard and Poor's en BBB+. Se gestionaron y obtuvieron importantes financiamientos para enfrentar futuros proyectos, principalmente la planta de celulosa Valdivia. En el mes de junio la empresa suscribió un crédito sindicado por US$250 millones y posteriormente, en el mes de septiembre, emitió US$400 millones en bonos yankee a diez años plazo, registrados en Estados Unidos.

La protección del medio ambiente es un compromiso fundamental para Arauco, y ello está explícitamente definido en el documento "Política Ambiental", en que se establecen los criterios de la empresa en todas las áreas de su quehacer productivo. En el presente ejercicio se dio un paso de gran relevancia en este aspecto, ya que Arauco accedió a la certificación ambiental ISO 14.001, para sus empresas forestales que se suma a la certificación ISO 9002 obtenida por las plantas de celulosa en años anteriores. Por otra parte, los aserraderos y las plantas de paneles cumplen estrictamente con las regulaciones ambientales chilenas, las que son tan exigentes como las que aplican los países más desarrollados del mundo.

Como complemento de su actividad productiva, la empresa a través de la Fundación Educacional Arauco, contribuye de manera significativa al mejoramiento de la educación primaria de las escuelas rurales ubicadas en las cercanías de las operaciones de la empresa. Para este efecto desarrolla programas de capacitación de sus profesores, los que con una duración de dos a tres años han permitido en los últimos diez años el perfeccionamiento profesional de 737 profesores pertenecientes a 74 escuelas rurales, beneficiando en forma indirecta a mas de 16.000 niños. La Fundación, a su vez, edita y entrega a estos profesores los textos requeridos para complementar la labor realizada en los cursos de capacitación. Adicionalmente, la empresa participa en el financiamiento y la gestión de tres establecimientos de educación secundaria en ciudades cercanas a centros industriales de Arauco.

Aunque las plantaciones de la empresa están fundamentalmente concentradas en la VII, VIII y X Regiones del país, el conflicto que desde hace un tiempo mantienen algunas comunidades de la etnia mapuche con agricultores y empresarios forestales, por la tenencia de determinados terrenos de la IX Región, representa uno de los principales motivos de preocupación del Directorio que presido. Esperamos que a corto plazo se adopten, por parte del Gobierno, las medidas necesarias tendientes a solucionar estos graves problemas y se respete el Estado de Derecho.

A lo largo de su historia, Arauco ha asumido y consolidado una posición de liderazgo en el sector exportador forestal chileno. Los requerimientos de un mercado mundial cada vez más competitivo y exigente, obligan a la empresa a concentrar sus esfuerzos en mantener sus activos forestales e industriales en óptimas condiciones técnicas y ambientales. En este sentido, no sólo resulta imprescindible contar con una adecuada estructura de costos, sino que, además, es preciso desarrollar las ventajas competitivas que posibilitarán el crecimiento futuro de la empresa. Por ello, Arauco a través de su filial Bioforest, ha invertido considerables recursos en el campo de la investigación científico-tecnológica, en materias de mejoramiento genético, productividad de sitios y protección de plagas forestales.

Finalmente, quisiera expresar el sincero reconocimiento del Directorio de la empresa por la eficiente labor desempeñada por nuestro personal, tanto en los establecimientos operacionales como en las oficinas comerciales y administrativas. Su dedicación y profesionalismo constituyen otra de las ventajas competitivas que posibilitarán el desarrollo de Arauco en años venideros.

José Tomás Guzmán
Presidente del Directorio

prices have recovered to their normal levels.
Total investments made during 2001 amounted to US$195 million, mainly concentrated on improving the Company's industrial assets, especially the construction of two new MDF mills both planned to start production during 2002, one in Chile and the other in Argentina, with a joint production capacity of 500,000 m³ annually.
Apart from the start-up of the two MDF plants, whose construction began in 2001, work also started in late 2001 on the new Valdivia woodpulp mill, one of the largest new projects undertaken by the Company to date. The total investment will be around US$1,200 million including US$300 million with respect to the value of the radiata pine and eucalyptus plantations established over many years in the vicinity of the mill, located at Mariquina, in Valdivia province in Chile's 10th Region. The mill will have a production capacity of 600,000 tons annually of bleached pine (65%) and eucalyptus (35%) pulp. It is expected that works will be completed during the second quarter of 2004.
In the finance area, despite the difficult international economic situation, Arauco has maintained its Standard and Poor's credit rating at BBB+ while large financing requirements were being negotiated and obtained for future projects, principally the Valdivia pulp mill. The Company signed a syndicated loan for US$250 million in June and issued US$400 million in September of 10-year Yankee bonds on the United States market.
Environmental protection is a basic commitment for Arauco. This is explicitly set out in its Environmental Policy document which states the Company's criteria for all its production areas. An important step was taken in this area in 2001 when Arauco's forests were awarded its ISO 14.001 environmental certification, which is in addition to the ISO 9002 certification obtained in previous years for its woodpulp mills. The sawmills and panels plants comply strictly with Chilean environmental regulations, which are as demanding as those applied in more developed countries.
As a complement to its productive business, the Company, through the Arauco Educational Foundation, contributes significantly to the improvement of primary education in rural schools near to the Company's operations. It provides training programs for teachers which, lasting between two and three years, have improved the professional skills of 737 teachers working in 74 rural schools, thus indirectly benefiting over 16,000 children. The Foundation also publishes and provides these teachers with the required texts for complementing the training courses. The Company takes part in the financing and management of the three secondary schools in towns near its industrial facilities.
Although the Company's forest plantations are mainly concentrated in the 7th, 8th and 10th Regions, the conflict running for some time now between the Mapuche Indian people and farmers and forestry businesses over land ownership in the 9th Region, represents one of the principal concerns of the board I preside. We hope that the government will soon take the necessary measures for resolving these serious problems and that the rule of law is respected.
Throuhout its history, Arauco has assumed and consolidated its leadership position in Chile's forestry export sector. The requirements of increasingly more competitive and demanding global markets, force the Company to concentrate its efforts on maintaining its forestry and industrial assets in optimum technical and environmental conditions. It is therefore not only essential to have a proper costs structure but to develop the competitive advantages that will ensure the Company's future growth. Arauco, through its subsidiary Bioforest, has therefore invested considerable resources in scientific and technological research into matters such as genetic improvement, land productivity and protection from forest diseases.
I should finally like to express the sincere recognition of the Company's Board for the efficient work of its employees both in the operating facilities and in its commercial and administrative offices. Their dedication and professionalism constitute another of the competitive advantages that will make possible Arauco's development in future years.

José Tomás Guzmán
Chairmain of the Board

Directorio / Board of Directors

Presidente / *Chairman*

José Tomás Guzmán

Vicepresidente / *Vice Chairman*

Roberto Angelini

Directores / *Members of the Board*

Jorge Andueza

Anacleto Angelini

Manuel Enrique Bezanilla

Jorge Bunster

Carlos Croxatto

Alberto Etchegaray

Felipe Lamarca



Administración / Management

Gerente General / *President and Chief Executive Officer*

Alejandro Pérez

Gerente de Administración y Finanzas / *Chief Financial Officer*

Matías Domeyko

Gerente Area Forestal / *Forestry Managing Director*

Felipe Léniz

Gerente Area Celulosa / *Woodpulp Managing Director*

Jorge Garnham

Gerente Area Madera / *Sawntimber Managing Director*

Antonio Luque

Gerente Area Paneles / *Panels Managing Director*

Franco Bozzalla

Gerente Ventas Productos Forestales / *Wood Products Sales Director*

Charles Kimber

Gerente de Informática / *Systems Director*

Sergio Desormeaux

Gerente de Ingeniería y Construcción / *Engineering and Construction Director*

Hernán Arriagada

Gerente Alto Paraná / *Alto Parana Managing Director*

Cristián Infante

Gerente Proyecto Valdivia / *Valdivia Project Director*

Victor Renner

Accionistas / Shareholders

NOMBRE *NAME*	NUMERO DE ACCIONES *NUMBER OF SHARES*	PORCENTAJE DE PARTICIPACION *PERCENTAGE HOLDING*
Copec S.A.	113.127.452	99,97791121 %
Chilur S.A.	24.746	0,02186961 %
María Raquel Cruchaga Montes	153	0,00013522 %
AntarChile S.A.	95	0,00008396 %
TOTAL	113.152.446	100,00000000 %

Economic Highlights

FINANCIAL		**1997**	**1998**	**1999**	**2000**	**2001**
(US$ Millions) 1/						
SALES		*818*	*802*	*998*	*1.183*	*1.139*
Pulp		*512*	*531*	*654*	*742*	*685*
Sawntimber		*179*	*164*	*228*	*268*	*275*
Panels		*0*	*21*	*35*	*101*	*137*
Others		*127*	*87*	*81*	*72*	*42*
OPERATING INCOME		*161*	*126*	*297*	*460*	*294*
Woodpulp		*76*	*66*	*183*	*339*	*163*
Forestry and other activities		*85*	*60*	*114*	*121*	*131*
NET INCOME		*112*	*86*	*215*	*324*	*140*
INVESTMENTS		*314*	*122*	*203*	*514*	*195*
TOTAL ASSETS		*4.505*	*4.460*	*4.442*	*4.909*	*4.969*
FIXED ASSETS		*3.739*	*3.758*	*3.766*	*4.020*	*3.759*
EQUITY		*2.875*	*2.875*	*2.996*	*3.072*	*3.117*
FINANCIAL RATIOS						
Debt / Capitalization		*31.9%*	*28.0%*	*26.3%*	*29.3%*	*34.5%*
Current ratio		*2.2*	*2.9*	*3.4*	*2.1*	*6.4*
NON-FINANCIAL						
	(Thousand)					
SALES						
Woodpulp	*ADt*	*1.089*	*1.262*	*1.450*	*1.218*	*1.721*
Unbleached	*ADt*	*228*	*287*	*359*	*281*	*424*
Bleached	*ADt*	*861*	*975*	*1.091*	*936*	*1.297*
Wood Products						
Logs	*m3*	*2.398*	*1.751*	*1.778*	*1.431*	*952*
Sawn Timber	*m3*	*770*	*926*	*1.072*	*1.257*	*1.463*
Panels	*m3*	*0*	*68*	*115*	*314*	*491*
TOTAL TIMBERLANDS OWNED	*h·*	*881*	*881*	*937*	*1.010*	*1.090*
Plantations	*h·*	*534*	*529*	*569*	*657*	*681*
Pine	*h·*	*493*	*488*	*523*	*602*	*614*
Eucaliptus	*h·*	*40*	*42*	*47*	*55*	*67*
Other Uses	*h·*	*348*	*351*	*368*	*353*	*401*
PERSONNEL						
NUMBER OF EMPLOYEES		*2.033*	*2.136*	*2.474*	*3.135*	*3.329*

1/Figures in chilean pesos as of December 31st of each year, coverted to US dollars at the official exchange rate on that date.

Arauco

es propietaria

Chile,
Argentina y Uruguay



Forest Resources



Arauco owns extensive forest resources in Chile, Argentina and Uruguay. The extent of its forests and the fast growth of the species planted in this part of the world, give the Company important comparative advantages at the global level, whether in the production of woodpulp or in the manufacture of wood products.

Arauco's forest resources are used under a sustainable plantation managment policy which constitutes a mark of confidence for its customers, guaranteeing, as it does, the Company's capacity to provide a growing supply of wood in the long term.

At the same time, the Company, conscious of the value of its forest resources, devotes substantial resources for the development of genetic improvements, disease control and soil productivity which constantly optimize productivity standards and plantation quality.

Arauco owns almost a third of Chile's radiata pine plantations, making it the country's largest forestry company. It expanded its activities into Argentina in 1996 and into Uruguay in 2000, countries where it continues to increase its forest resources

Arauco manages its radiata pine and taeda forests to maximize the harvesting of knot-free word which is later used in the manufacture of high value-added products like decorative plywood, moldings and boards.

Area Forestal

Arauco es propietaria de un vasto patrimonio forestal en Chile, Argentina y Uruguay. La extensión de sus bosques así como el rápido crecimiento que alcanzan las especies plantadas en esta región del mundo, otorgan a la empresa importantes ventajas comparativas a nivel mundial, tanto en la producción de celulosa como en la elaboración de productos derivados de la madera.

El recurso forestal de Arauco es utilizado de acuerdo a una política de manejo sustentable de las plantaciones, lo que constituye un factor de confianza para sus clientes, pues garantiza la capacidad de la empresa para entregar una oferta creciente de madera en el largo plazo.

A la vez, consciente del valor de su patrimonio forestal, la empresa destina importantes recursos para el desarrollo de actividades de mejoramiento genético, control de plagas y productividad de los suelos que optimizan permanentemente los estándares de productividad y calidad de sus plantaciones.

Arauco es propietaria de casi un tercio de las plantaciones de pino radiata que existen en Chile, lo que la convierte en la mayor empresa forestal del país. En 1996 expandió sus actividades a Argentina y en el 2000 a Uruguay, países en los que ha continuado incrementando su patrimonio forestal.

Arauco maneja sus plantaciones de pino radiata y taeda con el objetivo de maximizar la cosecha de madera libre de nudos, que posteriormente se destina a la fabricación de productos de alto valor agregado como terciados decorativos, molduras y tableros.

PATRIMONIO FORESTAL AL 31 DE DICIEMBRE DE 2001 / FOREST RESOURCES AS OF DECEMBER 31, 2001

	MILES DE HECTÁREAS / THOUSANDS OF HECTARES					
	TOTAL	PLANTACIONES / PLANTATIONS			BOSQUES NATIVOS	OTROS USOS
		PINO / PINE	EUCALIPTO / EUCALYPTUS	OTRAS / OTHER	NATIVE FOREST	OTHER USES
CHILE	915	545	61	-	90	219
ARGENTINA	172	77	3	5	81	6
URUGUAY	28	8	-	-	-	20
TOTAL	1.115	630	64	5	171	245

Producción y venta de madera rolliza

En el año 2001 se cosecharon 9.8 millones de metros cúbicos y se compraron a terceros 4.8 millones de metros cúbicos de rollizos y astillas.

De la disponibilidad total de rollizos, unos 13,6 millones de metros cúbicos se destinaron a las plantas de celulosa, aserraderos y paneles de la empresa y 1 millón de metros cúbicos se vendieron a terceros.

Desarrollo tecnológico forestal

Consciente de que su recurso forestal constituye el principal activo en todas sus áreas de negocios, Arauco ha definido como una prioridad estratégica el desarrollo de investigaciones tecnológicas propias, que apoyen a la empresa en la búsqueda de procedimientos de vanguardia destinados a incrementar la calidad, productividad y rendimiento de sus plantaciones.

Con ese objetivo, Arauco estableció -hace más de 10 años- la empresa filial Bioforest S.A., que opera como un centro de investigación científico-tecnológico del área forestal. En sus laboratorios, viveros e invernaderos se desarrollan y ensayan tecnologías, cuya efectividad se prueba en las plantaciones de la empresa. Su personal, altamente calificado, presta servicios al conjunto de la compañía, tanto en Chile como en Argentina y Uruguay.

Sus principales líneas de actividad son: biotecnología, genética, silvicultura, protección fitosanitaria y estudios acerca de las características y propiedades de la madera.

El conjunto de tecnologías desarrolladas por Bioforest permitirán -de acuerdo a estimaciones de la compañía- aumentar en forma sustancial la productividad de sus plantaciones.

Inventario de Plantaciones
Stock Plantations


2001
0
100
200
300
400
500
600
700
30
47
120
204
347
512
527
613
630
42
47
55
63
1970
1975
1980
1985
1990
1998
1999
2000
2001
Hectareas Pino
Hectareas Eucalipto

Cosecha de madera
Arauco roundwood harvest


2001
0
5
10
15
20
25
1
3
9
10
13
20
1980
1990
2000
2001
2005 (e)
2015 (e)
(e) Estimados



Log production and sales

In 2001. 9.8 million cubic meters of logs were harvested and a further 4.8 million cubic meters of logs and chips were bought from other parties.
Of the whole volume of logs, some 13.6 million cubic meters were used at the Company's woodpulp mills, sawmills and panel plants, and 1 million cubic meters were sold to other their parties the industrial facilities.

Forestry technological development

Realizing that its forest resources constitute the principal asset in all its business areas, Arauco has defined own technological research as a strategic priority for supporting the company in its search for the latest procedures for improving plantation quality, productivity and yields.
Arauco therefore formed the subsidiary Bioforest S.A. over 10 years ago to operate as a scientific and technological research center in the forestry area.
Technologies are developed and tested at its laboratories, nurseries and greenhouses, and their effectiveness is finally tested on the Copmpany's plantations. Its highly-qualified staff provides services to the whole group, including Argentina and Uruguay.
Its main business lines are: biotechnology, genetics, forestry, phyosanitary protection and research into wood characteristics and properties.
The combination of technologies developed by Bioforest will, according to the company's estimates, enable it to substantially increase plantation productivity.Bioforest has developed a combination of technologies which, applied together, the Company estimates will substantially increase plantation productivity.

Hectáreas Plantadas / Hectáreas cosechadas
Area planted / Area harvested



2001
Miles de Hectáreas
40
35
30
25
20
15
10
5
0
27
32
35
37
36
32
38
30 30
10
11
12
15
14
15
18
1995
1996
1997
1998
1999
2000
2001
2020
(e)
Hectareas Plantadas / Planted Hectares
Hectareas Cosechadas / Harvested Hectares


Arauco
Planta
Arauc
celulosa
lanta Constitución
Licanc
materia prima
de alta
lad

Area Celulosa

Arauco está entre los principales productores mundiales de celulosa kraft de mercado blanqueada y sin blanquear. La celulosa blanqueada se produce a partir de pino radiata, pino taeda y eucalipto y se usa preferentemente en la fabricación de papeles para impresión, cartulinas y papeles sanitarios. La celulosa sin blanquear se produce a partir de pino radiata y se utiliza en la fabricación de papeles para embalaje, productos de fibro cemento y papeles dieléctricos.

Producción de Celulosa
Wooodpulp Production


2001
Celulosa blanqueada fibra larga (Pino) 70 %
Celulosa sin blanquear fibra larga (Pino) 23 %
Celulosa blanqueada fibra corta (Eucalipto) 7 %

Total: 1 millón 500 mil toneladas

Ventas de Celulosa por Mercado
Wooodpulp Sales by Markets


2001
Asia 60 %
Europa 23 %
América 13 %
Argentina 3 %
Otros 1 %
Others

Total: 1 millón 720 mil toneladas

Un alto porcentaje de la producción se comercializa en los competitivos mercados internacionales donde la calidad de los productos, el cuidado del medioambiente y la confiabilidad del sistema de distribución son objetivos permanentes de los clientes. Ello ha impulsado a Arauco a estructurar una organización ágil y profesional, capaz de desarrollar programas de inversión que buscan el aprovechamiento integral de los recursos forestales de Arauco, así como mantener los procesos de fabricación en los más altos niveles tecnológicos y ambientales de la industria.

Es importante señalar que todas las plantas de celulosa cuenta con la certificación internacional de calidad ISO 9002 y se trabaja en la adaptación de procedimientos, para postular a la certificación de la nueva versión de la norma ISO 9001-2000.

Woodpulp

Arauco is among the world's leading producers of bleached and unbleached market kraft pulp. Bleached pulp is produced from radiata and taeda pine, and from eucalyptus, and is mainly used for the manufacture of printing papers, paperboard and sanitary papers. Unbleached pulp is produced from radiata pine and is used to manufacture packing papers, fiber-cement products and dielectric papers.

A high percentage of production is sold in the competitive international markets where concern for product quality, care for the environment and production and distribution cost efficiency are constant customer requirements. This has convinced Arauco of the need to structure a slim and professional organization capable of preparing investment programs that seek the integral use of its forest resources and maintain its manufacturing processes at the highest technological and environmental levels in the industry.

It is important to point out that all the woodpulp mills have the international ISO 9002 quality standard certification and work is under way on to adapt their procedures in order to qualify for certification under the new version of the ISO 9001-2000 standard.

PLANTA	UBICACION	TIPO DE CELULOSA	PRODUCCION
ARAUCO	Chile. Octava Región	Kraft blanqueada de pino radiata y de eucalipto. en calidades estándar y ECF. Marca: Arauco.	730 mil toneladas métricas (620 mil de celulosa blanqueada de pino y 110 mil de celulosa blanqueada de eucalipto).
CONSTITUCION	Chile. Séptima Región	Kraft-cruda de pino radiata. Marca: Celco	350 mil toneladas métricas.
LICANCEL	Chile. Séptima Región	Kraft blanqueada de pino radiata en calidad ECF. Marca: Licancel AAA.	120 mil toneladas métricas.
ALTO PARANA	Argentina. Provincia de Misiones.	Kraft blanqueada de pino Taeda. Marca: Alto Paraná.	300 mil toneladas métricas.

MILL	LOCATION	WOODPULP	PRODUCTION
ARAUCO	*Chile. 8th Region*	*Radiata pine and eucalyptus bleached kraft pulp in Standard and ECF varieties. Brand: Arauco*	*730 thousand metric tons (620 thousand of bleached pine pulp and 110 thousand of bleached eucalyptus pulp).*
CONSTITUCION	*Chile. 7th Region*	*Unbleached radiata pine kraft pulp. Brand: Celco*	*350 thousand metric tons*
LICANCEL	*Chile. 7th Region*	*Bleached radiate pine kraft pulp in ECF quality. Brand Licancel AAA.*	*350 thousand metric tons*
ALTO PARANA	*Argentina. Misiones province.*	*Bleached taeda hardwood kraft pulp. Brand: Alto Paraná.*	*300 thousand metric tons.*

Desarrollo Futuro Area Celulosa

En noviembre último el directorio aprobó la construcción de una nueva planta de celulosa: Planta Valdivia, X región del país.

Planta Valdivia producirá 600 mil toneladas anuales de celulosa kraft blanqueada de pino radiata y eucalipto y se estima que entrará en funcionamiento a mediados del año 2004. Cuando ello suceda, la capacidad total de Arauco de producción de celulosa sobrepasará los 2.2 millones de toneladas métricas por año, consolidando su posición como la mayor empresa de celulosa del país y una de las más grandes de celulosa de mercado a nivel mundial.

El proyecto contempla una inversión total de 1.200 millones de dólares, de los cuales 900 millones de dólares se destinarán a activos industriales y 300 millones de dólares corresponden al desarrollo de un patrimonio forestal en la zona ya realizado superior a 100 mil hectáreas. Las principales órdenes de compra, correspondientes a los equipos básicos de la planta, fueron colocadas durante febrero de 2002. Con ello se confirma el compromiso de Arauco de mantenerse como uno de los principales y más eficientes proveedores de celulosa de mercado del mundo.

Future Development of Woodpulp Area

Last November, the board approved the construction of a new woodpulp mill, the Valdivia mill, in Chile's10th Region.

The Valdivia mill will produce 600 thousand tons of bleached radiata pine and eucalyptus kraft pulp and is expected to come into operation in mid-2004. Arauco's total production capacity will then exceed 2.2 million metric tons of woodpulp per year, thus consolidating its position as the largest pulp producer in Chile and one of the largest in the world.

The project involves a total investment of 1,200 million dollars of which 900 million dollars will be industrial assets and 300 million dollars have already been spent on the development of forest reserves over an area of more than 100 thousand hectares. The principal purchase orders, relating to the plant's basic equipment, were placed in February 2002. This investment confirmis Arauco's commitment to retain its position as one of the principal and most efficient suppliers of woodpulp to the world market.



Futura Planta Celulosa Valdivia
New Valdivia Mill



cuenta con 12 aserraderos y 5 plantas de manufactura de maderas



Area Madera Aserrada

En los últimos años Arauco ha ampliado significativamente su capacidad de aserrío, convirtiéndose en la principal empresa del rubro del hemisferio sur, con una capacidad que asciende a 2 millones 200 mil metros cúbicos por año de madera aserrada, incluyendo sus instalaciones en Chile y en Argentina. La capacidad de secado en ambos países es de 1 millón 500 mil metros cúbicos anuales y la capacidad de producción de sus plantas de manufactura alcanza a 300 mil metros cúbicos anuales.

El ritmo de crecimiento se ha incrementado en los últimos tres años en la medida que han ido madurando las plantaciones de la empresa: desde ocho aserraderos y dos plantas de manufactura que Arauco poseía en 1998, se aumentó, al cierre de este ejercicio, a doce aserraderos y cinco plantas de manufactura de madera. La mayoría de estas instalaciones se ubican en Chile, salvo el Aserradero Misiones, en Argentina.

En los aserraderos se elabora fundamentalmente madera para embalajes, para la construcción y para ser utilizada como productos de apariencia en la industria del mueble y diseño. En tanto, en las plantas de manufactura se producen molduras, paneles encolados y productos laminados.

En el presente ejercicio, se efectuaron varias modernizaciones en el área industrial. El principal desarrollo lo constituyó la puesta en marcha de la nueva planta de manufactura

Sawntimber

Arauco has significantly increased its sawmill capacity in recent years, becoming the principal company of its kind in the southern hemisphere, with a production capacity amounting to 2.2 million cubic meters per year of sawntimber, taking into account its installations in both Chile and Argentina. Its drying capacity in both countries is one and a half million cubic meters annually and the production capacity of its manufacturing plants is 300 thousand cubic meters annually.

The rate of growth has accelerated in the last three years as the Company's plantations are reaching maturity. Arauco now has twelve sawmills and five manufacturing plants compared to the eight sawmills and two manufacturing plants it had in 1998. All these installations are in Chile except the Aserradero Misiones sawmill in Argentina. The sawmills mainly prepare wood for packaging, the construction industry and to be used in the furniture and design industries, while the manufacturing plants manufacture moldings, edge glued panels and laminated products.

Various modernizations were made in this industrial area during 2001. The principal one was the start-up of the new Valdivia manufacturing plant at San José de la Mariquina in Chile's 10th Region: which began operating in December 2000. There was also the start-up of a project for manufacturing beams and laminated products at Cholguán.

Valdivia, en la localidad de San José de la Mariquina, X región del país, la que comenzó sus operaciones en diciembre del 2000.

Adicionalmente, se puso en marcha un proyecto para fabricar vigas y productos laminados en la localidad de Cholguán.

Las cifras del ejercicio 2001 resultan auspiciosas, ya que confirman la capacidad comercial de Arauco para colocar en los mercados del mundo una producción creciente y sostenida en el tiempo. El alza registrada tanto en la producción de madera seca como manufacturada resulta especialmente relevante, pues refleja la evolución de la empresa hacia productos de mayor valor agregado.

PRODUCTO / PRODUCT	PRODUCCIÓN EN MILES DE M^3 / PRODUCTION IN THOUSANDS OF M^3 2000	2001
Madera Verde / Unseasoned sawntimber	1.557	1.790
Madera Seca / Kiln dried sawntimber	880	1.200
Madera Manufacturada / Manufactured products	212	230

Ventas de Madera Aserrada por mercado
Sawtimber sales by market


2001
América 39 %
America
Chile 30 %
Chile
Asia 15 %
Asia
Medio Oriente 10 %
Middle East
Europa 3 %
Europe
Argentina 3 %
Argentina

Total: 1 millón 463 mil m^3

The results for 2001 are auspicious as they confirm Arauco's commercial capacity to place a growing production, sustainable over time, in the world's markets. The rise in kiln dried wood production and in manufactured wood products is especially relevant as it reflects the direction of the Company to higher value-added products







Arauco fabrica paneles y exporta a más de 30 países con una crecient



Area Paneles

Esta línea de negocios, iniciada hace cuatro años, ha experimentado un creciente proceso de expansión, a tal punto que en el año 2002, cuando hayan concluido varios proyectos de instalación, ampliación y modernización industrial en curso, Arauco se convertirá en uno de los principales productores del rubro en Latinoamérica.

En la actualidad Arauco tiene tres lineas principales de productos.

Panels

Arauco entered this line of business, begun only four years ago, and since than has experienced growing expansion, to such an extent that in 2002, when various industrial installation, expansion and modernización works are completed, Arauco will become one of the principal producers in this line of business in Latin America.

Arauco today has three principal product lines.

Ventas de Paneles por mercado
Panels sales by market


2001
América 50 %
Chile 35 %
Europa 12 %
Asia 3 %

Total: 491 mil m³



PRODUCTO	MARCA	CARACTERISTICAS	USOS	PRODUCCION
Terciados	AraucoPly	• Resistentes, livianos, versátiles y fáciles de trabajar. • Grados para apariencia (libre de nudos), estructurales, moldajes y de tipo multipropósito. • Certificaciones Internacional en Norteamérica (PS 1-95), Alemania (BFU-100) y Japón (norma JAS).	• Construcción: estructura para pisos, recubrimiento decorativo en techos y muros, moldaje para hormigones. • Industria: fabricación de carrocerías, casas rodantes, pisos para embarcaciones, buques, embalajes especiales, muebles y juguetes.	263 mil m³
Medium Density Fiber Board (MDF)	Trupan	• Fabricado con fibras de pino radiata. De color claro con muy buenas propiedades para la industria del mueble. • Tipos: Trupan, Trupan Ultraliviano, Trupan Enchapado, Trupan Ranurado y Trupan Melamina	Fabricación de muebles, molduras, pisos y decoración de interiores en general.	157 mil m³
Hardboard (HB)	Cholguan	• Flexible, resistente a la humedad, de gran resistencia superficial y fácil de trabajar. Son elaborados a partir de fibra de pino radiata.	Construcción: revestimientos de interior, fabricación de muebles y puertas.	58 mil toneladas.

PRODUCT	BRAND	CHARACTERISTICS	USES	PRODUCTION
Plywood	*AraucoPly*	• *Resistant, light, versatile and easy to work.* • *Produced in grades by appearance (knot-free), structural, formwork and multipurpose.* • *Has international certifications in North America (PS 1-95 Standard), in Germany (BFU-100 Standard) and in Japan (JAS Standard).*	• *Construction: structure for floors, decorative coverings for roofs and walls, formwork for reinforced concrete.* • *Industry: manufacture of vehicle bodies, caravans, ship decks, boats, special packaging, furniture and toys.*	*263 thousand cubic meters.*
Medium Density Fiberboard (MDF)	*Trupan*	• *Board made from Radiata pine wood fibers. A light, clear-colored board with very good properties for the furniture industry.* • *Kinds: Trupan, Trupan Ultraliviano, Trupan Enchapado, Trupan Ranurado and Trupan Melamina*	*The manufacture of furniture, moldings, floors and interior decoration in general.*	*157 thousand cubic meters*
Hardboard (HB)	*Cholguan*	• *Flexible, moisture resistant, great surface strength and easy to work. Made from radiata pine.*	*Construction: interior coverings, furniture and door making.*	*58 thousand tons.*

Además, la Planta Cholguan – Trupan cuenta con tres líneas de valor agregado que, en conjunto pueden procesar 113 mil metros cúbicos de tableros. Estas son:

- Línea de molduras MDF ultraliviana, comercializada bajo la marca Trupan Ultralight.
- Línea de recubrimientos de melamina, comercializada bajo la marca Melaplac.
- Línea de laqueado para tableros HB, comercializado bajo la marca Durolac.

Todos estos productos se comercializan en el mercado nacional y son exportados a más de 30 países, fundamentalmente a Latinoamérica, Europa y Norteamérica.

Durante el ejercicio, la producción total de tableros de Arauco -considerando terciados, MDF y HB- ascendió a 478 mil metros cúbicos.

The Cholguan – Trupan plant also has three value-added lines which together are able to process 113 thousand cubic meters of board. These are:

- *The ultralight MDF moldings line, sold under the Trupan Ultralight name.*
- *The melamine coverings line, sold under the Melaplac name.*
- *Lacquer-finished HB board line, sold under the Durolac name.*

All these products are sold on the domestic market and exported to over 30 countries, mainly in Latin America, Europe and North America.

Arauco's total board production in 2001, comprising plywood, MDF and HB, was 478 thousand cubic meters.

Desarrollo futuro Area Paneles

Con el objeto de consolidar los resultados obtenidos en el área de paneles en los últimos años, Arauco inició, durante el ejercicio, la construcción de una nueva planta de MDF, contigua a la línea actual en la planta Trupan-Cholguan.

Esta nueva planta, denominada Trupan 2, tendrá una capacidad de producción de 250 mil metros cúbicos al año de tableros MDF y entre sus instalaciones contará con una planta de cogeneración para la producción de vapor y energía eléctrica de 30 MW. El proyecto contempla una inversión de 75 millones de dólares y se espera su puesta en marcha para el tercer trimestre del 2002.

Adicionalmente, la empresa expandió el negocio de paneles hacia Argentina, donde inició la construcción de una planta de MDF en la localidad de Puerto Piray, provincia de Misiones, contigua al aserradero que Arauco posee en la zona. Esta nueva planta tendrá una capacidad de producción de 240 mil m^3 al año, e involucra una inversión de 60 millones de dólares, cifra que incluye la ampliación de la capacidad de generación eléctrica del complejo forestal de Misiones. Su puesta en marcha ha sido programada para el segundo trimestre del 2002.

A fines del año 2002, cuando las dos nuevas plantas de MDF en Chile y Argentina estén operativas, la capacidad total de producción de tableros de Arauco superará el millón de metros cúbicos anuales.



Nueva planta Trupan II.
New Trupan II mill.

Future Development of the Panels Area

In order to consolidate the results of its panels area in recent years, Arauco began in 2001 the construction of a new MDF mill alongside the present one at the Trupan-Cholguan plant.
This new mill, called Trupan 2, will have a production capacity of 250 thousand cubic meters of MDF board for year and its installations will include a cogeneration plant for the production of steam and 30 MW of electricity. This project involves an investment of 75 million dollars and is expected to start operating in the third quarter of 2002.
The Company also expanded its panels business into Argentina where it began the construction of an MDF mill at Puerto Piray in Misiones province, adjacent to Arauco's sawmill there. The new plant will have a production capacity of 240 thousand m3 annually and involves an investment of 60 million dollars which includes the expansion of the electricity generating capacity of the Misiones forestry complex. Start-up is planned for the second quarter of 2002.
By the end of 2002, when the Company's two new MDF plants in Chile and Argentina are operating, the total Arauco board production capacity will have exceeded a million cubic meters annually.


calidad es
el desafío de



Comercialización y Distribución

Arauco mantiene un eficiente sistema logístico en materia de transporte, embarque, almacenaje y distribución de productos, de acuerdo a los más altos estándares de calidad.

Obtener una adecuada colocación de sus productos en los mercados internacionales -y hacerlo con el más alto nivel de servicio, calidad y satisfacción para sus clientes- es para Arauco un desafío de gran importancia y complejidad. Por ello, desde hace algunos años, la empresa mantiene oficinas comerciales en distintas partes del mundo, las que facilitan una relación más cercana y expedita con sus clientes.

Actualmente, Arauco posee seis oficinas comerciales en distintos países: una en Estados Unidos -Arauco Wood Products-, encargada de comercializar todos los productos de Arauco en Norte América; otra en Japón -Arauco Asia-, orientada a la promoción y venta de madera aserrada y tableros en los países de la región; dos en América Latina -Arauco México y Arauco Perú- ambas focalizadas al posicionamiento y venta de madera aserrada y tableros; y dos en Europa, Arauco Forest Products, con sede en Holanda, dedicada a la comercialización de madera y paneles, y Arauco Europe, en Suiza, que fue instalada durante el ejercicio en conjunto con los agentes de ventas de celulosa Unifibra, y cuya misión será posicionar y vender en todo el continente europeo la celulosa que produce Arauco.

La comercialización y distribución de productos madereros dentro del mercado nacional, queda en manos de la Comercializadora CentroMaderas. Para los mercados de Argentina y Brasil, se ha establecido una red comercial encargada de la venta de todos los productos de Arauco.

Las exportaciones de Arauco desde Chile se efectuaron casi en su totalidad por puertos ubicados en la VIII región -Coronel, San Vicente y Lirquén- que cuentan con una infraestructura de primera línea y equipamiento de alta tecnología. Arauco participa en la propiedad de dos de estos puertos, Puerto de Lirquén S.A. y de Puerto de Coronel S.A.

Sales and Distribution

Arauco has an efficient logistics system for the transportation, shipment, storage and distribution of its products, all to the very highest quality standards.

Adequately placing its products in the international markets combined with the highest levels of service, quality and customer satisfaction, is a challenge of increasing importance and complexity for Arauco. For this reason, it has had commercial offices for several years in different parts of the world to facilitate closer amd more expedite relations with customers.

Arauco today has six commercial offices: one in the United States (Arauco Wood Products) responsible for the commercialization of all Arauco products in North America; another in Japan (Arauco Asia) for the promotion and sale of sawntimber and boards in countries of the region; two in Latin America (Arauco Perú and Arauco México) for the positioning and sale of sawntimber and panels; and two in Europe, Arauco Forest Products, Holland, for the sales of timber and panels, and Arauco Europe, Switzerland, formed as a joint venture during the year with the woodpulp sales agent Unifibra and whose mission will be to position and sell Arauco's woodpulp throughout the European continent.

The sales and distribution of wood products in the domestic market is the responsibility of Comercializadora CentroMaderas. A network has been set up



for the markets of Argentina and Brazil, responsible for selling all Arauco's products.

Arauco's Chilean exports are almost entirely made through ports in the 8th Region (Coronel, San Vicente and Lirquén) which have top-class infrastructure and high-technology equipment. Arauco has shareholdings in two of these ports through Puerto de Lirquén S.A. and Puerto de Coronel S.A.


Arauco
se compromete
protegiendo
el medioambiente
colaborando con la



Protección del Medioambiente

Para Arauco, la protección del medioambiente en todas las áreas que cruzan su quehacer productivo constituye un compromiso ineludible y prioritario, incorporando el concepto de desarrollo sustentable en todas sus actividades.

La empresa entiende el tema no sólo como una obligación fundamental hacia la comunidad, sino también como una necesidad para su permanencia y expansión en el largo plazo y como un requisito indispensable para enfrentar, ampliar y consolidar su desarrollo comercial.

Ambito Forestal

En el presente ejercicio Arauco dio un paso de gran relevancia en lo que respecta a la protección del medioambiente en el área forestal, al acceder en el mes de diciembre, a la certificación ambiental ISO14.001 para todas sus actividades forestales en Chile.

Esta norma, de reconocido prestigio internacional, garantiza que las operaciones forestales se realizan de acuerdo a la legislación vigente en la materia y compromete a la empresa a controlar los impactos ambientales significativos, a prevenir la contaminación, a capacitar al personal y a mantener un programa continuo de mejoramiento ambiental. La certificación abarca el establecimiento, manejo y cosecha de las plantaciones y también todas las actividades, productos y servicios que realiza Arauco en el área forestal, desde la adquisición de terrenos para forestación o la compra de bosques, hasta la entrega de trozos en destino.

Su obtención es el fruto de dos años de intenso trabajo, en los cuales Arauco definió una política ambiental para el área forestal, creó una Unidad de Medioambiente Forestal, capacitó a unos 15 mil trabajadores y puso en marcha un sistema de gestión ambiental (SGA) que respaldará y dará continuidad a la norma.

Environmental Protection

For Arauco, protection of the environment in all areas that touch upon its productive activities constitutes an unavoidable and priority commitment. It therefore incorporates the sustainable development concept into all its activities.

The Company undertakes the challenge not only as a basic obligation toward the community but as a necessity for its long-term permanence and expansion and as an indispensable requirement for facing, expanding and consolidating its commercial development.

Forestry area

Arauco this year took an important step with respect to protecting the environment in the forestry area by obtaining in December the ISO14.001 environmental certification for its Chilean forestry activities.

This internationally-respected standard guarantees that forestry operations are carried out in accordance with current legislation on the subject and commits the Company to control significant environmental impacts, to prevent contamination, to train personnel and to maintain a continuous environmental improvement program. The certification covers the establishment, management and harvesting of plantations and also all Arauco's activities, products and services in the forestry area, from the acquisition of



La certificación ISO 14.001, que representa un reconocimiento externo e independiente del cumplimiento de los compromisos ambientales, le otorga a Arauco fortaleza comercial en sus actuales mercados y la deja en excelentes condiciones para asumir los nuevos y más exigentes requerimientos ambientales que puedan serle demandados en el futuro.

Arauco también contribuye con recursos financieros y humanos a un proyecto para desarrollar un Estándar Nacional de Manejo Forestal Sustentable (Certiforchile). Esta iniciativa cuenta con la participación y apoyo del sector público, de organizaciones no gubernamentales, propietarios de bosques e instituciones académicas y gremiales.

En cuanto a la actividad en Argentina, se completó durante el período la implementación del sistema de gestión ambiental (SGA), por lo que se prevée que en el año 2002 la certificación ISO 14.001 alcanzará también a la actividad forestal de Arauco en dicho país.

Instalaciones Industriales

El compromiso de la empresa con el medioambiente está presente también en el diseño, equipamiento y funcionamiento de sus instalaciones industriales. En todas ellas, Arauco se ha preocupado de incorporar maquinaria y procedimientos productivos que disminuyen al máximo el impacto ambiental de sus operaciones, los que son revisados y actualizados constantemente.

Tanto las plantas de celulosa, como los aserraderos, plantas de manufactura de madera y fábricas de paneles, cumplen cabalmente con las normas ambientales vigentes, lo que representa en sí mismo un alto estándar, ya que Chile cuenta con una legislación ambiental moderna y exigente.

No obstante lo anterior, Arauco desarrolla permanentemente inversiones y pone constantemente en marcha nuevos planes de mitigación ambiental, orientado fundamentalmente a áreas especialmente sensibles, como el consumo de energía, el control de emisiones, la utilización de recursos hídricos y el manejo de residuos.

land for afforestation or purchase of forests, to the delivery of wood at its destinations.

The granting of the certification is the fruit of two years of hard work in which Arauco defined an environmental policy for its forestry area, formed a forestry environmental unit, trained some 15 thousand employees and introduced an environmental management system to back up and ensure the continuity of the standard.

This ISO 14.001 certification represents an external and independent recognition of compliance with environmental commitments, gives Arauco commercial strength in its present markets and leaves it in an excellent condition to assume possible new and more demanding environmental requirements in the future.

Arauco also contributes with financial and human resources to a project for developing a National Sustainable Forestry Management Standard (Certiforchile). The initiative has the involvement and support of the public sector, non-governmental entities, forest owners and academic and business associations institutions.

With respect to Argentina, implementation of the environmental management system was completed during the year. It is therefore expected that during 2002, the ISO 14.001 certification will also cover Arauco's forestry activities in that coountry.

Industrial instalations

The Company's environmental commitment also extends to the design, equipping and functioning of its industrial installations. In all these, Arauco has been concerned to incorporate machinery and procedures that reduce to a minimum the environmental impact of their operations, and these are revised and up-dated constantly.

The woodpulp mills, sawmills, wood manufacturing plants and panel mills all fully comply with current environmental regulations, which themselves represent high standards as Chile has a modern and demanding environmental legislation. However, Arauco is constantly making investments and putting into practice new plans for environmental impact reductions, mainly oriented to especially sensitive areas like energy consumption, emissions control, water consumption and the handling of residues.

Aserraderos Arauco in 2001 began to implement the environmental management system under the ISO 14.001 standard in its sawmills and manufacturing plants. It is hoped to obtain the certification in the second half of 2002.

Arauco's concern for the environment transcends the scope of its operating activities as the Company is also an active promoter, nationally and internationally, of the concept of sustainable forest management and actively takes part in different organizations concerned with motivating forestry-business activity that respects the environment.

En el año 2001 Aserraderos Arauco inició el proceso de implementación del sistema de gestión ambiental bajo la norma ISO 14.001 en sus aserraderos y plantas de manufactura. Se espera obtener esta certificación en el segundo semestre del 2002.

Cabe señalar que la preocupación medioambiental de Arauco trasciende el marco de sus actividades operativas, pues la empresa es una activa promotora -tanto en instancias nacionales como internacionales- del concepto de manejo sustentable de los bosques, y participa activamente en diversas organizaciones que se ocupan de fomentar una actividad forestal-empresarial respetuosa del medioambiente.





co

a través de



educación y bienestar

a más de 16 mil

Contribution to the community

Conscious of its economic importance in the regions where it operates, Arauco has a longstanding policy of encouraging social and economic development in its local communities. Convinced that education is the best and most efficient tool for individual and social growth, these efforts have been focused on education.

The central pillar for these initiatives is the Arauco Educational Foundation (Fundar) which was formed in 1989 to coordinate and carry out programs for improving basic education at municipal schools in the areas where the Company operates.

During the 1990s, the Foundation concentrated its efforts on three teacher training programs, each two to three years of duration, designed to improve

Aporte a la Comunidad

Consciente de la importancia que tiene la compañía en las localidades donde desarrolla sus actividades productivas, Arauco ha impulsado diversos proyectos de desarrollo social que trascienden su ámbito de negocios. Con el convencimiento que la educación es la mejor y más eficiente herramienta de crecimiento individual y social, éstos se han enfocado al ámbito educativo.

El pilar fundamental de estas iniciativas es la Fundación Educacional Arauco, Fundar, creada en 1989 con el objeto de coordinar y poner en práctica programas para apoyar el mejoramiento educativo en las escuelas básicas municipalizadas de zonas donde la empresa opera.

Durante la década del 90, este esfuerzo se concentró en la realización de tres programas de capacitación docente, cada uno de entre dos y tres años de duración, destinados a perfeccionar los conocimientos de los profesores y a ampliar su abanico de técnicas pedagógicas.

Estos programas han sido muy bien evaluados por las autoridades educacionales del país y han contribuido en forma significativa en la capacitación de más de 700 profesores pertenecientes a 74 escuelas, beneficiando indirectamente a más de 16 mil niños.

Actualmente, se está desarrollando un programa de perfeccionamiento docente en Tirúa, comuna con una fuerte presencia de etnia mapuche, y que contempla la capacitación de 96 profesores de 17 escuelas que hacen clases a 2000 alumnos.

Al mismo tiempo, está en marcha, en la comuna de Los Alamos, un programa destinado a generar un modelo de coordinación entre las distintas instituciones



y servicios de educación y salud que atienden a niños en edad preescolar. a fin de aumentar la cobertura y calidad de la estimulación que se les brinda. El programa beneficia a 39 centros. a cerca de 1.400 niños y a 73 adultos que trabajan con ellos.

La Fundación mantiene también un programa de perfeccionamiento docente. dirigido a 250 profesores de la zona de Arauco; apoya al colegio particular subvencionado de la empresa en la comuna de Yungay.

Adicionalmente. la Fundación ha editado numerosos libros confeccionados por su equipo profesional especializado. destinado a apoyar la labor de los profesores rurales no sólo del área que cubre Arauco. sino también la de todo nuestro país.

Además de las actividades que realiza Fundación Educacional Arauco. la empresa participa en el financiamiento y la gestión de dos colegios. Arauco y Constitución. que están abiertos a la comunidad y que se han caracterizado por la obtención de muy altos puntajes. tanto en la Prueba Nacional de Medición de la Calidad de la Educación (SIMCE). como en la Prueba de Aptitud Académica.





teaching skills and subject knowledge. These programs have been well evaluated by the educational authorities and have contributed significantly in the training of 700 teachers from 74 schools, thus indirectly benefiting over 16,000 children.

It is currently carrying out a similar program in the town of Tirúa, an area with a strong ethnic Mapuche presence. This contemplates the training of 96 elementary school teachers from 17 schools, benefiting some 2,000 children.

The Foundation is running a program in the town of Los Alamos directed at pre-school education. Its aim is to create a model of cooperation between the different educational and health institutions and services in this area, in order to improve the quality and availability of pre-school care. This is benefiting 39 centers involving 1,400 children and 73 adults.

The Foundation also maintains a teacher training program for 250 teachers in the Arauco area, supports the company's private subsidized school in Yungay

The Foundation has published numerous books written by its specialized professional team, to support the work of rural teachers not only in the area covered by Arauco, but throughout the country.

Apart from the activities of the Arauco Educational Foundation, the Company participates in the financing and management of two schools, Arauco and Constitucion, which are open to the community and have gained some fame for obtaining high marks in both the National Test for Measuring Educational Quality (SIMCE) and the Academic Aptitude Test.



Estructura de Propiedad de Empresas Arauco

Empresas Arauco Ownership Structure


99.92%
FORESTAL ARAUCO S.A.
59.90%
0.10%
ARAUCO EUROPE S.A.
98.81%
1.19%
ARAUCO WOOD PRODUCTS INC.
99.00%
1.00%
ARAUCO DENMARK APS
ARAUCO FOREST PRODUCTS B.V.
1.00%
85.00%
15.00%
FORESTAL ARAUCO GUATEMALA S.A.
99.00%
1.00%
ARAUCOMEX S.A. de C.V.
99.00%
1.00%
ARAUCO HONDURAS S. R. L. de C.V.
99.90%
0.10%
ARAUCO ECUADOR S.A.
99.00%
1.00%
ARAUCO PERU S.A.
15.91%
84.09%
INDUSTRIAS FORESTALES S.A.
99.97%
ALTO PARANA S.A.
1%
FORESTAL MISIONES S.A.
99.00%
2.00%
98.00%
TRUPAN ARGENTINA S.A.
99.00%
1.00%
ARAUCO GENERACION S.A.
99.00%
1.00%
PANELES ARAUCO S.A.
50.00%
DISTRIBUIDORA CENTROMADERAS S.A.
50.00%
99.00%
1.00%
ASERRADEROS ARAUCO S.A.
20.00%
35.00%
SERVICIOS LOGISTICOS ARAUCO S.A.
45.00%
1.00%
99.00%
INVESTIGACIONES FORESTALES BIOFOREST S.A.
1.00%
99.00%
BOSQUES ARAUCO S.A.
1.00%
99.00%
FORESTAL CELCO S.A.
19.16%
18.92%
CONTROLADORA DE PLAGAS FORESTALES S.A.
7.60%
5.38%
1.00%
99.00%
FORESTAL VALDIVIA S.A.
97.35%
FORESTAL CHOLGUAN S.A.
98.63%
1.37%
INVERSIONES CHOLGUAN S.A.
99.00%
1.00%
FORESTAL CONO SUR S.A.
20.00%
SERCOR S.A.
20.14%
PUERTO DE LIRQUEN S.A.
99.99%
PORTUARIA LIRQUEN S.A.
33.33%
INVERSIONES PUERTO CORONEL S.A.
99.97%
PUERTO DE CORONEL S.A.
100%
FUNDACION EDUCACIONAL ARAUCO

Celulosa Arauco y Constitución S.A.

Realiza directamente actividades de producción y venta de celulosa y es la sociedad matriz de un conjunto de empresas industriales y forestales. Posee además una significativa participación en las empresas Puerto de Lirquén S.A. y Puerto de Coronel S.A.

La sociedad se formó en 1979, por la fusión de las empresas Industrias de Celulosa Arauco S.A. y Celulosa Constitución S.A.

Industrias de Celulosa Arauco S.A. fue creada en 1968, con el objeto de desarrollar el proyecto de una planta de celulosa en la zona de Arauco, en la VIII región. En 1972, CORFO adquirió el total de las acciones, las que licitó públicamente a fines de 1976, siendo adjudicadas a la Compañía de Petróleos de Chile S.A. (COPEC).

Celulosa Constitución S.A. se creó en 1969, con el propósito de construir una planta de celulosa en la zona de Constitución, en la VII región del país. En 1974, el total de las acciones pasó a propiedad de CORFO, empresa que las licitó y adjudicó a COPEC en 1979.

En la actualidad, COPEC es propietaria del 99,98% de las acciones de Celulosa Arauco y Constitución S.A.

Al conjunto de empresas organizadas bajo la propiedad de Celulosa Arauco y Constitución S.A., se les denomina bajo el nombre genérico de ARAUCO.



Celulosa Arauco y Constitución S.A.

Celulosa Arauco y Constitución S.A. produces and sells woodpulp, and is the parent company of a group of forestry and industrial firms. It also owns significant shareholdings in Puerto de Lirquén S.A. and Puerto de Coronel S.A.

The Company was formed in 1979 by the merger of Industrias de Celulosa Arauco S.A. and Celulosa Constitución S.A.

Industrias de Celulosa Arauco S.A. was founded in 1968 to develop a woodpulp mill near Arauco, in Chile's 8th Region. In 1972 the State Development Corporation (CORFO) acquired all shares of the Company, and in late 1976 the shares were purchased by the Compañía de Petróleos de Chile S.A. (COPEC) at a public tender.

Celulosa Constitución S.A. was founded in 1969 to build a woodpulp mill near Constitución, in the 7th Region. The Company was acquired by CORFO in 1974 and subsequently sold to COPEC in public bidding in 1979.

COPEC currently owns 99.98% of the shares of Celulosa Arauco y Constitución S.A.

The group of companies organized under the ownership of Celulosa Arauco y Constitución S.A. is collectively known by the generic name Arauco.

Principales Empresas Filiales y Coligadas

EMPRESA / ENTERPRISE	DESCRIPCION	DESCRIPTION
FORESTAL ARAUCO S.A.	Formada en 1969 como subsidiaria forestal de Industrias de Celulosa Arauco S.A. Posteriormente en 1989, se constituyó en la empresa matriz de las filiales forestales de ARAUCO. Sus principales funciones son coordinar las actividades operacionales y definir las políticas de desarrollo de Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A. y Forestal Cholguán S.A. Estas empresas, sin embargo, son propietarias de los terrenos forestales y responsables de su administración.	*Founded in 1969 as the forestry subsidiary of Celulosa Arauco S.A. In 1989, Forestal Arauco became the parent company of all the Arauco Group's forestry subsidiaries. Its principal function is to coordinate the operations, development planning, and worldwide marketing of Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A. and Forestal Cholguán S.A. These companies, however, own the forest land and are responsible for its management.*
ASERRADEROS ARAUCO S.A.	Se constituyó en 1993, sus principales funciones son producir y comercializar madera aserrada y productos de manufacturas. En la actualidad es propietaria de 11 aserraderos cuya capacidad de producción es de 2 millones de m^3 y 5 plantas de remanufactura con una capacidad de producción de 300 mil m^3.	*Founded in 1993 to manage the Arauco Group's sawmills and remanufacturing plants. The company presently owns 11 sawmills with a production capacity of 2 million m3 and 5 manufacturing plants with a production capacity of 300 thousand m^3.*
PANELES ARAUCO S.A.	Se constituyó en Octubre de 1995 con el objetivo de producir y comercializar madera contrachapada y otros tipos de paneles de pino radiata. En la actualidad es propietaria de una planta de terciados, una planta de tableros M.D.F y una planta de tableros H.B.	*Founded in October 1995 to produce plywood and other types of panels from radiata pine. The company today owns a plywood mill, an MDF board mill and a hardboard mill.*
ALTO PARANA S.A. (ARGENTINA)	Fue creada en 1983 y adquirida en Diciembre de 1996 por ARAUCO a través de su filial Industrias Forestales S.A., es la encargada de la producción y comercialización de todos los productos de Arauco. Actualmente cuenta con una planta de celulosa y un aserradero.	*Founded in 1983, and acquired by Arauco in December 1996 through its subsidiary Industrias Forestales S.A. It is responsible for the production and marketing of all Arauco's products. It currently owns a woodpulp mill and a sawmill.*
BOSQUES ARAUCO S.A.	Se formó en 1969 con la misión de abastecer de rollizos pulpables a Planta Arauco. Hoy en día ejecuta actividades de forestación, reforestación, manejo y cosecha de bosques de su propiedad, ubicados fundamentalmente en la VIII Región, cuya producción es vendida tanto a clientes relacionados como externos.	*Founded in 1969 to supply pulplogs to the Arauco Mill. Bosques Arauco now carries out forestation, reforestation, forest management and harvesting of its lands, which are located primarily in the 8th Region. Its production is sold to related companies and other customers.*
FORESTAL CELCO S.A.	Se constituyó en Noviembre de 1978, con la finalidad de abastecer de rollizos pulpables a Planta Constitución. En la actualidad, desarrolla actividades de forestación, reforestación, manejo y cosecha de predios ubicados en la VII Región y en zonas cercanas a la ciudad de Concepción, en la VIII Región del país, esta producción de rollizos es vendida tanto a clientes relacionados como externos.	*Founded in November 1978 to supply Constitucion Mill with pulplogs. The Company carries out forestation, reforestation, management and harvests of timberlands in Chile's 7th Region and in the vicinity of Concepción in the 8th Region. Its production is sold to related companies and other customers.*
FORESTAL VALDIVIA S.A.	Creada en 1989, Forestal Valdivia S.A. tiene como principal propósito la formación de un recurso forestal que permitirá abastecer a la futura Planta de Celulosa Valdivia, que tendrá una capacidad de producción superior a las 600 mil toneladas métricas anuales. La sociedad realiza actividades de forestación, reforestación, manejo y cosecha de bosques de su propiedad, ubicados en la IX y X Región.	*Founded in 1989 to develop forest reserves to supply the future Valdivia woodpulp mill, which will have an annual capacity of over 600,000 metric tons. Forestal Valdivia now carries out forestation, reforestation, management and harvesting of its timberlands in Chile's 9th and 10th Region.*
FORESTAL CHOLGUAN S.A.	Fue creada en 1978 y adquirida por ARAUCO a través de su filial Forestal Arauco S.A. En la actualidad, desarrolla actividades de forestación, reforestación, manejo y cosecha de predios ubicados principalmente en la VII y VIII Región.	*Founded in 1978 and acquired by Arauco through its subsidiary Fore Arauco S.A. Forestal Cholguán now carries out forestation, reforestation, manage and harvesting of its timberlands in Chile's 7th and 8th Region.*
INVESTIGACIONES FORESTALES BIOFOREST S.A.	Se formó en 1990 con el propósito de realizar investigación aplicada a fin de maximizar la productividad potencial de los recursos forestales de ARAUCO.	*Founded in 1990 to conduct applied research to increase the productivity of Arauco's forest resources.*

Principal Subsidiary and Associate Companies

	DIRECTORES DIRECTORS	ADMINISTRACION ADMINISTRATION
Presidente Chairman: Vicepresidente · Vice Chairman: Directores / Directors:	José Tomás Guzmán Roberto Angelini Manuel Enrique Bezanilla Carlos Croxatto Alejandro Pérez	Gerente Managing Director Felipe Léniz
Presidente / Chairman: Directores / Directors:	Alejandro Pérez Matías Domeyko Charles Kimber Felipe Léniz	Gerente / Managing Director Antonio Luque
Presidente / Chairman: Directores / Directors:	Alejandro Pérez Matías Domeyko René Katz Charles Kimber Felipe Léniz Manfred Mayer	Gerente / Managing Director Franco Bozzalla
Presidente / Chairman: Vicepresidente / Vice Chairman: Directores / Directors:	Juan Cambiaso José Tomás Guzmán Roberto Angelini Carlos Croxatto Alejandro Pérez	Gerente / Managing Director Cristián Infante
Presidente / Chairman: Directores / Directors:	Alejandro Pérez Matías Domeyko Charles Kimber Felipe Léniz Alvaro Saavedra	Gerente / General Manager Jorge Serón
Presidente / Chairman: Directores / Directors:	Alejandro Pérez Matías Domeyko Charles Kimber Felipe Léniz Alvaro Saavedra	Gerente / General Manager Rigoberto Rojo
Presidente / Chairman: Directores / Directors:	Alejandro Pérez Matías Domeyko Charles Kimber Felipe Léniz Alvaro Saavedra	Gerente / General Manager Osvaldo Cirano
Presidente / Chairman Directores / Directors	Alejandro Pérez Matías Domeyko Jorge Garnham Charles Kimber Felipe Léniz Antonio Luque Eduardo Zañartu	Gerente / General Manager Rigoberto Rojo
Presidente / Chairman: Directores / Directors:	Felipe Léniz Osvaldo Cirano Rigoberto Rojo Alvaro Saavedra Jorge Serón	Gerente / General Manager Eduardo Rodríguez



EMPRESA ENTERPRISE	DESCRIPCION	DESCRIPTION
SERVICIOS LOGISTICOS ARAUCO S.A.	La sociedad Servicios Logísticos Arauco S.A. se constituyó en Agosto de 2001 a partir del cambio de giro de Portuaria Arauco S.A. La nueva filial no asumirá sólo la actividad portuaria, sino que tomará a su cargo todos los aspectos que están involucrados desde que los productos terminados salen de las plantas industriales hasta su entrega a los clientes en el destino final.	*Founded in August 2001 from the change [illegible] business of Portuaria Arauco S.A. The new subsidiary will take [illegible] the port activities but be responsible for all the aspects [illegible] from the time finished products leave the industrial plants and their delivery to the end customer*
ARAUCO GENERACION S.A.	Esta sociedad inició sus operaciones en el sector energético en 1994 con el objeto de generar y comercializar la electricidad producida a partir de los excedentes energéticos de las plantas de celulosa, así como también desarrollar proyectos habitacionales, urbanísticos y de equipamiento comunitario.	*Arauco Generación, established in 1994, generates and sells surplus electric power produced at Arauco's woodpulp mills. It also develops housing projects and community facilities.*
ARAUCO WOOD PRODUCTS, INC. S.A.	Fue creada en Septiembre de 1995 con el propósito de actuar en el mercado de Norte América para la comercialización de todos los productos de ARAUCO.	*Founded in September 1995 to act as the sales and marketing company for all Arauco's products in the United States market.*
ARAUCO FOREST PRODUCTS B.V.	Fue creada en Diciembre de 1999 con el propósito de actuar como agente en el mercado europeo para la comercialización de los productos de madera y paneles de las empresas ARAUCO.	*Founded in December 1999 to act as Europe marketing agent for Arauco Group wood and panel products.*
ARAUCOMEX S.A.	Fue creada en Septiembre de 2000 con el propósito de actuar en el mercado de México para la comercialización de todos los productos de ARAUCO.	*Founded in September 2000 to act as the sales and marketing company for all Arauco's products in the México market.*
DISTRIBUIDORA CENTROMADERAS S.A.	Se creó en Septiembre de 1995 para la distribución de los productos de Aserraderos Arauco S.A. y Paneles Arauco S.A. en el mercado nacional, a través de un moderno centro de distribución en las afueras de Santiago.	*Founded in September 1995 to market the products of Aserraderos Arauco S.A. and Paneles Arauco S.A. within Chile, using a modern distribution center just outside Santiago.*
COMPAÑIA PUERTO DE CORONEL S.A.	La sociedad fue creada en 1989 con el propósito de construir, explotar y operar un puerto de carga en la bahía de Coronel, VIII Región.	*Founded in 1989 to design, build, and operate a cargo port in Coronel Bay in the 8th Region.*
PUERTO DE LIRQUEN S.A.	Se constituyó en 1970, como continuadora de las actividades portuarias de la empresa Muelles y Bosques S.A. Su principal actividad es actuar como operador en la movilización portuaria y en la estiba y desestiba de naves en el Puerto de Lirquén, VIII Región, que le pertenece a través de su filial Portuaria Lirquén S.A.	*Founded in 1970 as successor to the port activities of Muelles y Bosques S.A.* *The Company's main business is to handle the movement of cargo and the stevedoring of ships in the port of Lirquén, in the 8th Region, which it owns through its subsidiary, Portuaria Lirquén S.A.*
FUNDACION EDUCACIONAL ARAUCO	Fundación Educacional Arauco, Fundar, fue creada en 1989, por la empresa Celulosa Arauco y Constitución S.A., con el propósito de hacer un aporte social a las comunidades donde desarrolla su actividad. La idea fundamental de su quehacer se basa, en que lo prioritario para el desarrollo de un país es la educación, especialmente la que se entrega en las etapas más tempranas de la vida.	*Founded in 1989 to make a social contribution to the communities where Arauco operates.* *Its basic idea is based on the belief that education is a priority for a country's progress, especially education for the youngest members of the population.*

DIRECTORES / DIRECTORS		ADMINISTRACION / ADMINISTRATION
Presidente / Chairman	Jorge Garnham	Gerente / General Manager
Directores / Directors	Franco Bozzalla	Alberto Walker
	Charles Kimber	
	Felipe Léniz	
	Antonio Luque	
Presidente / Chairman	Carlos Croxatto	Gerente / General Manager
Directores / Directors	Roberto Angelini	Hernán Arriagada
	Alejandro Pérez	
	José Vivanco	
Presidente / Chairman	Alejandro Pérez	Gerente / General Manager
Directores / Directors	Franco Bozzalla	Raúl Pérez
	Jorge Garnham	
	Charles Kimber	
	Felipe Léniz	
	Antonio Luque	
Presidente / Chairman	Alejandro Pérez	Gerente / General Manager
Directores / Directors	Franco Bozzalla	Ricardo Strauszer
	Jorge Garnham	
	Charles Kimber	
	Felipe Léniz	
	Antonio Luque	
Presidente / Chairman:	Felipe Léniz	Gerente / General Manager
Directores / Directors:	Franco Bozzalla	Andrés Vial
	Charles Kimber	
	Antonio Luque	
Presidente / Chairman	Alejandro Pérez	Gerente / General Manager
Directores / Directors	Franco Bozzalla	Carlos Bianchi
	Matías Domeyko	
	Charles Kimber	
	Felipe Léniz	
	Antonio Luque	
Presidente / Chairman	Eduardo Hartwig	Gerente / General Manager
Directores / Directors	Alvaro Brunet	Alberto Miranda
	José Cox	
	Enrique Elgueta	
	Jorge Garnham	
	Alberto Walker	
Presidente / Chairman	Emilio Pellegrini	Gerente / General Manager
Vicepresidente / Vice Chairman:	Jaime Lea-Plaza	Juan Manuel Gutiérrez
Directores / Directors	Sebastián Babra	
	Carlos Croxatto	
	Jorge Bernardo Larraín	
	Manuel Mardones	
	Alejandro Pérez	
Presidente / Chairman	José Tomás Guzmán	Gerente / General Manager
Directores / Directors	Roberto Angelini	Graciela Lucchini
	Carlos Croxatto	
	Teresa Marchant	
	Alejandro Pérez	
	José Zabala	





Corporate Information

Corporate Name: *Celulosa Arauco y Constitución S.A.*

Tax Registration N°: *93.458.000-1*

Place of Business: *Av. El Golf 150 14th Floor, Las Condes, Santiago*

Legal Status: *Closely held [illegible] («Sociedad Anónima Cerrada»)*

Securities Registration: *Number 042, June 14, 1982.*

Corporate Documents: Celulosa Arauco y Constitución S.A. filed Articles of Incorporation on October 28, 1970 in Santiago (notarized by Ramón Valdivieso Sánchez, Notary Public of Santiago). The Articles of Incorporation were amended on May 6, 1971 (notarized by Sergio Rodríguez Garcés, Notary Public of Santiago). The Corporation was authorized on August 18, 1971 by resolution 300-S of the Chilean Securities Commission (Superintendencia de Valores y Seguros) and recorded on Page 6433 Number 2994 of the Santiago Commercial Property Register for 1971. Notice was published in the Official Gazette on September 4, 1971.

Antecedentes Legales de la Sociedad

Razón Social: Celulosa Arauco y Constitución S.A.

R.U.T.: 93.458.000-1

Domicilio Legal: Av. El Golf 150, 14° Piso, Las Condes, Santiago, Chile.

Tipo de Entidad: Sociedad Anónima Cerrada

Inscripción en el Registro de Valores: N° 042 de 14 de Junio de 1982.

Documentos Constitutivos: Celulosa Arauco y Constitución S.A. fue constituida por Escritura Pública de fecha 28 de Octubre de 1970, otorgada ante el Notario Público de Santiago, don Ramón Valdivieso Sanchez y modificada por Escritura Pública de fecha 6 de Mayo de 1971, otorgada ante el Notario Público de Santiago, don Sergio Rodríguez Garcés. Se autorizó su existencia el 18 de Agosto de 1971, por la Resolución N° 300-S de la Superintendencia de Valores y Seguros, llevándose a cabo la inscripción pertinente a fojas 6.433 N°2.994 del Registro de Comercio del Conservador de Bienes Raíces de Santiago, correspondiente al año 1971. El extracto respectivo se publicó en el Diario Oficial del 4 de Septiembre de 1971.

Instituciones Financieras / Financial Institutions

Bancos en Chile / Chilean Bankers

- Banco BBVA-BHIF
- Banco Crédito e Inversiones
- Banco de Chile
- Banco del Desarrollo
- Banco del Estado de Chile
- Banco Santander
- Banco Santiago
- Banco Security
- Scotiabank
- Banco Sudameris
- Bank Boston
- Citibank N.A.
- Corp Banca
- The Bank of Tokyo - Mitsubishi
- JP Morgan Chase
- HSBC

Bancos e Instituciones Financieras en el Exterior / Foreign Bankers

- ABN AMRO Bank
- American Express Bank
- Banca Commerciale Italiana
- Banco Bilbao Vizcaya Argentaria – BBVA
- Banca Nationale del Lavoro
- Banco Santander
- Bank of America
- Bank of Tokyo - Mitsubishi
- Banque –BNP Paribas
- Banque Sudameris
- Bayerische Landesbank
- Citibank N.A.
- Credit Lyonnais
- Deutsche Morgan Grenfell
- Dresdner Kleinwort Benson
- JP Morgan Chase
- Landesbank Rheinland-Pfalz
- Landesbank Schleswig-Holstein
- Merrill Lynch & Co.
- Morgan Stanley Dean Witter
- Royal Bank of Canada
- Société Générale
- Wachovia Bank
- Comerica Bank
- Scotiabank
- Hypo Vereinsbank
- HSBC
- San Paolo IMI
- Dai Ichi Kangyo Bank

Consolidated Financial Statements

Ratio Analysis of the Consolidated Financial Statements

December 31, 2001 Restated for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2001, except as indicated.

1. VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the "Company") and its subsidiaries (the Company together with its subsidiaries, "Arauco") have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the "Chilean Securities Commission"). In management's opinion there is no material difference between the Company's economic value and the valuation reflected in the Company's financial statements.

2. ANALYSIS OF FINANCIAL POSITION

A) Analysis of the Balance Sheet

The principal components of assets and liabilities as of December 31, 2000 and 2001 are as follows:

Assets	2000 MCH$	2001 MCH$
Current assets	508.315	755.071
Net fixed assets	2.377.560	2.461.135
Other assets	10.032	37.193
Total assets	**2,895,907**	**3,253,399**

Liabilities and Shareholders Equity	2000 MCH$	2001 MCH$
Current liabilities	235.383	117.392
Long-term liabilities	716.067	1.091.117
Minority interest	6.101	4.095
Shareholders' equity	1.938.356	2.040.795
Total liabilities	**2,895,907**	**3,253,399**

Total assets increased by 12.3%, or MMCh$ 357.491 from December 31, 2000 to December 30, 2001. The increase is mainly attributable to a MMCh$ 184.776 increase in marketable securities, a MMCh$47.098 increase in trade accounts receivable and a MMCh$ 83.575 increase in property, plant and equipment which in turn was due to the incorporation of a new production line at Paneles Arauco S.A. and the construction of a sawmill plant in Argentina.

Total liabilities increased by MMCh$ 257.058 from December 31, 2000 to December 31, 2001. The increase is mainly attributable to a MMCh$ 250.607 increase in bonds, which in turn is due to the issuance of new Yankee bonds during the third quarter of 2001 and an increase in current bank borrowings of MMCh$ 24.141.

In addition, the Company's equity increased by 5.2%, or MMCh$ 102.439 from December 31, 2000 to December 31, 2001. The increase is mainly attributable to an increase of MMCh$ 52.814 in other reserves, which in turn was largely due to the strong impact of exchange rate fluctuations during the year.

The main financial and operating ratios are as follows:

Liquidity ratios	2000	2001
Liquidity ratios	2000	2001
Current ratio	2.16	6.43
Acid ratio	1.12	4.15

The increase in the current and acid ratios in 2001 is primarily attributable to an increase in trade accounts receivable by MMCh$ 47.097 and marketable securities by MM$ 155.170.

Debt indicators	2000	2001
Debt indicators	2000	2001
Debt to equity ratio	0.49	0.59
Short-term debt to total debt	0.25	0.10
Long-term debt to total debt	0.75	0.90
Financial expenses covered	5.13	2.34

The variation in the debt ratio is not significant. the increase by 0.10 points is primarily attributable to the greater liabilities to banks attributable to Alto Paraná S.A.'s debt and to the issuance of MMUS$ 400 in Yankee bonds.

The variation in short-term debt to total debt ratios, from 24.7% in 2000 to 9.7% in 2001 is attributable to the incurrence of new long-term debt.

The ratio of financial expenses covered decreased 2.79 points. The decrease is attributable to a MMCh$ 14.607 increase in financial expenses and a MMCh$ 100.073 decrease in income from December 31, 2000 to December 31, 2001.

OPERATIONAL RATIOS	2000	2001
Inventory turnover	1.64	1.62
Inventory permanence (days)	219.64	222.02

The inventory turnover ratio decreased by 0.02 points. The decrease was primarily due to an increase in average inventory during 2001. Inventory permanence increased from 219 days in 2000 to 222 days in 2001.

B) Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	2000 MCh$	2001 MCh$	2000 %	2001 %
Export sales				
Pulp	405.156	424.937	57.89	56.98
Sawn timber and cut wood	122.560	141.195	17.51	18.93
Plywood and fiber panels	35.245	59.209	5.04	7.94
Forestry products	6.256	3.753	0.89	0.50
Other	212	-	0.03	-
Total export sales	**569,449**	**629,094**	**81.36**	**84.35**
Pulp	33.734	23.637	4.82	3.17
Sawn timber and cut wood	35.897	38.665	5.13	5.18
Forestry products	27.102	17.450	3.87	2.34
Plywood and fiber panels	24.626	30.351	3.52	4.07
Other	9.128	6.676	1.30	0.89
Total domestic sales	**130,487**	**116,779**	**18,64**	**15.65**
Total operating income	**699,936**	**745,873**	**100,00**	**100.00**

Operating costs	2000 MCh$	2001 MCh$	2000 %	2001 %
Timber	58.766	79.335	19.00	19.99
Forestry work	70.005	77.945	22.63	19.64
Depreciation	58.418	78.840	18.89	19.87
Maintenance costs	26.569	39.527	8.59	9.96
Chemical products	28.400	39.580	9.18	9.97
Sawing services	26.858	40.106	8.68	10.11
Other raw materials and indirect costs	24.329	25.523	7.87	6.43
Energy and fuel costs	15.962	15.993	5.16	4.03
Total operating costs	**309,307**	**396,849**	**100.00**	**100.00**

Analysis of Operating Income

Operating income includes net income of MMCh$ 192.291 compared to Ch$271,384 in 2000, a decrease of MMCh$ 79.093. The decrease is primarily due to a MM$41.605 decrease in the gross margin, which in turn is attributable to lower prices during 2001 and an increase in administration and selling expenses. This increase was in turn the product of higher commission, freight and other transportation costs.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of MMCh$ 130.134 during 2001, compared to a non-operating loss of MMCh$ 77.363 in 2000. These losses were primarily caused by the following items:

- The foreign currency exchange rate loss, which increased from a loss of MMCh$ 39.960 in 2000 to a loss of MMCh$ 90.758 in 2001, due to the impact of increased fluctuation in the US dollar exchange rate in 2001 compared to 2000;

- Financial expenses, which increased by MMCh$ 14.607 from MMCh$ 53.281 in 2000 to MMCh$67.888 in 2001, largely due to the increase in bonds payable dominated in US dollars, which in part was attributable to the effect of the increase in the US dollar exchange rate.

Profitability ratios		2000	2001
Equity yield		10.43	4.6
Asset performance ratio		7.09	2.93
Operating asset ratio		10.00	6.30
Income per share (Ch$)		1,704.00	810.85

EBITDA (*)	MMCh$	309,702	212,945
Income after tax	MMCh$	166,891	62,760

(*) Income before income tax, interest, depreciation, amortization and extraordinary items.

3. ANALYSIS OF CASH FLOW

	2000 MCh$	2001 MCh$
Operating cash flow	265,934	150,537
Cash flow from financing activities	62,190	138,030
Cash flow from investment activities	(289,739)	(82,751)
Net cash flow for the year	**38,385**	**205,816**

The decrease in operating cash flows is largely due to lower collections of trade accounts receivable and an increase in payments to suppliers and personnel.

The increase in cash flows from financing activities is largely due to loans received from financial institutions during 2001.

The decrease in cash flows from investment activities is due to the impact of long-term investments related to the purchase of Forestal Cholguán S.A. and its subsidiaries, in 2000.

4. MARKET RISK ANALYSIS

Pursuant to economic risks derived from interest rate variations, the Company has consistently applied policies consistent with the general policies of the industries in which it operates.

The Company's exposure to exchange rate variations decreased significantly, due to the fact that both the Company's liabilities and its income are denominated in US dollars.

Consolidated Balance Sheet

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

Assets	At December 31, 2000 ThCh$	2001 ThCh$	2001 ThUS$
CURRENT ASSETS :			
Cash	5,956,622	4,392,138	6,708
Time deposits	31,365,127	1,759,098	2,687
Marketable securities (note 3)	90,492,071	275,268,570	420,392
Trade accounts receivable (note 4)	86,223,278	133,321,194	203,609
Notes receivable	5,514,830	3,936,478	6,012
Other receivables	14,367,775	12,489,558	19,074
Notes and accounts receivable from related parties (note 18)	393,674	465,172	710
Inventories (note 5)	230,843,891	254,439,503	388,582
Recoverable taxes	16,209,738	28,160,822	43,007
Prepaid expenses	12,594,931	13,202,042	20,162
Deferred tax assets (note 15)	-	3,152,924	4,815
Other current assets	14,353,274	24,483,148	37,391
Total current assets	**508,315,211**	**755,070,647**	**1,153,149**
PROPERTY, PLANT AND EQUIPMENT: (note 6)			
Land	225,329,977	239,833,135	366,275
Forests	1,234,226,301	1,266,639,284	1,934,421
Buildings and other infrastructure	827,718,711	878,554,704	1,341,735
Machinery and equipment	830,970,621	898,034,472	1,371,485
Other	121,663,531	144,580,156	220,804
Technical revaluation	45,828,689	45,163,213	68,974
Less: Accumulated depreciation	(908,177,648)	(1,011,669,210)	(1,545,030)
Net property, plant and equipment	**2,377,560,182**	**2,461,135,754**	**3,758,664**
OTHER NON-CURRENT ASSETS:			
Investments in related companies (note 7)	10,062,525	11,837,061	18,078
Investments in other companies	100,989	97,646	149
Goodwill (note 8)	2,698,035	2,954,445	4,512
Negative goodwill (note 8)	(47,328,793)	(21,662,800)	(33,084)
Long-term receivables	4,230,293	4,068,015	6,213
Notes and accounts receivable from related parties (note 18)	-	-	-
Deferred tax assets (note 15)	-	-	-
Intangibles	351,310	344,625	526
Amortization	(75,935)	(89,277)	(136)
Other (note 9)	39,993,517	39,642,969	60,543
Total other non-current assets	**10,031,941**	**37,192,684**	**56,801**
Total assets	**2,895,907,334**	**3,253,399,085**	**4,968,614**

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Liabilities and Shareholders' Equity	At December 31, 2000 ThCh$	2001 ThCh$	2001 ThUS$
CURRENT LIABILITIES:			
Current bank borrowings (note 10)	-	56.658	87
Current portion of long-term bank borrowings (note 14)	144.903.650	25.439.413	38.851
Current portion of bonds (note 12)	14.527.767	21.079.536	32.193
Current portion of other long term liabilities	908.878	691.437	1.056
Dividends payable	161.564	1.098.555	1.678
Trade account payable	45.981.891	44.593.581	68.104
Notes payable	3.278	2.070	3
Sundry accounts payable	6.596.489	6.611.282	10.097
Notes and accounts payable to related companies (note 18)	416.229	445.778	680
Accrued liabilities (note 13)	12.546.575	12.977.347	19.819
Withholding taxes	3.094.491	3.506.856	5.356
Income tax payable	4.263.799	-	-
Deferred income	318.166	852.290	1.301
Deferred tax liabilities (note 15)	1.628.221	-	-
Other current liabilities	32.749	37.535	57
Total current liabilities	**235,383,747**	**117,392,338**	**179,282**
LONG-TERM LIABILITIES:			
Long-term bank borrowings (note 14)	46.123.669	189.672.708	289.669
Bonds (note 12)	596.016.101	840.071.034	1.282.963
Notes payable	807	783	1
Sundry accounts payable	9.426.804	5.221.074	7.974
Accrued liabilities	4.853.034	5.108.642	7.802
Deferred tax liabilities (note 15)	50.240.455	47.056.263	71.865
Other long-term liabilities	9.406.306	3.986.488	6.088
Total long-term liabilities	**716,067,176**	**1,091,116,992**	**1,666,362**
Minority interest (note 25)	**6,100,928**	**4,094,841**	**6,253**
SHAREHOLDERS' EQUITY: (note 20)			
Paid-up in capital	227.572.616	227.572.616	347.551
Share premium	3.682.937	3.682.937	5.625
Forestry and other reserves	910.317.677	963.131.283	1.470.901
Retained earnings	649.238.618	758.304.010	1.158.087
Net income for the period	191.684.928	91.611.794	139.910
Interim dividends	(44.141.293)	(3.507.726)	(5.357)
Total shareholders' equity	**1,938,355,483**	**2,040,794,914**	**3,116,717**
Total liabilities and shareholders' equity	**2,895,907,334**	**3,253,399,085**	**4,968,614**

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Consolidated Statements of Income

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

	At December 31,		
	2000 ThCh$	**2001 ThCh$**	**2001 ThUS$**
OPERATING INCOME:			
Sales revenue (note 21)	699,936,059	745,872,904	1,139,102
Cost of sales (note 22)	(309,307,068)	(396,849,010)	(606,071)
Gross profit	390,628,991	349,023,894	533,031
Administration and selling expenses (note 22)	(119,244,679)	(156,733,144)	(239,363)
Operating income	**271,384,312**	**192,290,750**	**293,668**
NON-OPERATING INCOME:			
Interest earned	7,049,408	9,794,995	14,959
Share of net income of of related companies	814,280	957,805	1,463
Other non-operating income (note 23)	5,716,550	13,334,087	20,364
Amortization of goodwill (note 8)	(521,238)	(685,557)	(1,047)
interest expenses	(53,280,720)	(67,888,268)	(103,679)
Other non-operating expenses (note 24)	(11,911,124)	(7,125,874)	(10,883)
Price-level restatement (note 1)	14,729,478	12,237,713	18,690
Foreign currency exchange rate (note 1)	(39,960,628)	(90,758,464)	(138,608)
Non-operating loss	**(77,363,994)**	**(130,133,563)**	**(198,741)**
Income before taxes, minority interest and amortization of negative goodwill	194,020,318	62,157,187	94,927
Income taxes (note 15)	(27,128,850)	603,033	921
Income before minority interest and amortization of negative goodwill	166,891,468	62,760,220	95,848
Minority interest (note 25)	(1,126,327)	(137,788)	(210)
Income before amortization of negative goodwill	165,765,141	62,622,432	95,638
Amortization of negative goodwill (note 8)	25,919,787	28,989,362	44,272
Net income	**191,684,928**	**91,611,794**	**139,910**

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Statements of Consolidated Cash Flows

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

	At December 31,		
Cash Flows from Operating Activities	**2000 ThCh$**	**2001 ThCh$**	**2001 ThUS$**
Net income	191,684,928	91,611,794	139,010
Loss (Profit) on sale of assets			
Loss (profit) on sale of property, plant and equipment	607,164	(933,956)	(1,426)
Profit on sale of financial investments	-	-	-
Loss on sale of other assets	3,095	-	-
Items affecting income not involving the movement of cash:			
Depreciation	62,409,939	82,531,617	126,043
Amortization of intangibles	20,076	19,175	29
Write-offs and provisions	2,061,078	1,589,850	2,428
Profit from investments accounted for under the equity method	(822,983)	(977,407)	(1,493)
Loss from investments accounted for under the equity method	8,703	19,602	30
Amortization of goodwill	521,238	685,557	1,047
Amortization of negative goodwill	(25,919,787)	(28,989,362)	(44,273)
Net price level restatement	(14,729,478)	(12,237,713)	(18,690)
Foreign currency exchange rate	39,960,628	90,758,464	138,607
Others	22,115,841	22,653,765	34,597
Decrease (Increase) in current assets:			
Clients and debtors	9,562,181	(79,972,218)	(122,134)
Inventory	(47,585,824)	3,419,524	5,222
Other current assets	(45,269,998)	(5,358,105)	(8,183)
Increase (Decrease) in current liabilities:			
Suppliers and creditors	43,396,581	(1,595,180)	(2,436)
Interest payable	15,333,651	8,581,355	13,106
Provision for income taxes	1,647,576	(20,325,766)	(31,042)
Other current liabilities	10,929,691	(943,330)	(1,441)
Net cash flows from operating activities	**265,934,300**	**150,537,666**	**229,901**

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Statements of Consolidated Cash Flows, continued

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated

	At December 31,		
Cash Flows from Operating Activities	**2000 ThCh$**	**2001 ThCh$**	**2001 ThUS$**
Loans from financial institutions	163,798,031	209,229,677	319,537
Bonds	173,635,306	268,497,889	410,052
Loans from related parties	-	-	-
Dividends paid	(65,051,005)	(42,841,416)	(65,428)
Loans paid	(203,097,029)	(202,106,454)	(308,658)
Repayments of bonds	(6,123,903)	(94,799,075)	(144,778)
Other financing activities	(971,230)	49,482	76
Net cash flow from financing activities	**62,190,170**	**138,030,103**	**210,801**
CASH FLOWS FROM INVESTING ACTIVITIES			
Sales of property, plant and equipment	1,240,172	3,183,361	4,862
Sales of financial instruments	74,101,893	54,510,125	83,248
Loans paid by related parties	581,484	-	-
Purchase of property, plant and equipment	(138,870,771)	(125,618,905)	(191,846)
Investments in other companies	(165,357,922)	(2,155,338)	(3,292)
Purchases of financial instruments	(72,447,930)	(12,825,000)	(19,586)
Loans to related parties	(584,088)	-	-
Other investments	11,597,287	153,789	235
Net cash flow from investment activities	**(289,739,875)**	**(82,751,968)**	**(126,379)**
Net cash flows from operating, investing and financing activities	**38,384,595**	**205,815,801**	**314,323**
Effect of inflation	(2,343,932)	(2,260,448)	(3,452)
Net decrease in cash and cash equivalents	36,040,663	203,555,353	310,871
Initial balance of cash and cash equivalents	49,955,274	85,995,937	131,334
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	**85,995,937**	**289,551,290**	**442,205**

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Restated for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2000, except as indicated.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the "Company"), and its subsidiaries are engaged principally in the production of pulp and forestry and wood products and the management of its subsidiaries' forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as "Arauco") are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the "Chilean Securities Commission"). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (US).

The consolidated financial statements as of December 31, 2000 and 2001 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

Subsidiary company	Interest of the Company as of December 31, 2001 Direct %	Indirect %	Total %	Total as of December 31, 2000 Total %
Alto Paraná S.A. (Argentine)	38.00	61.98	99.98	99.62
Alto Paraná S.A. (Argentina)	-	99.97	99.97	99.98
Arauco Denmark ApS (Denmark)	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	99.00	0.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	99.99	0.00	99.99	-
Araucomex S.A. de C.V. (Mexico)	99.00	0.99	99.99	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	-	99.99	99.99	99.99
Arauco Wood Products, Inc. (USA)	98.81	1.18	99.99	100.00
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Arauco Perú S.A. (ex - Cholguán Lima S.A.) (Perú)	99.00	0.99	99.99	99.99
Controladora de Plagas Forestales S.A.	-	51.08	51.08	51.08
Distribuidora Centromaderas S.A.	-	99.99	99.99	99.99
Forestal Arauco S.A.	99.92	-	99.92	99.92
Forestal Arauco Guatemala S.A. (Guatemala)	85.00	14.99	99.99	99.99
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	-	97.35	97.35	97.94
Forestal Conosur S.A. (Uruguay)	1.00	97.07	98.07	98.07
Forestal Misiones S.A. (Argentina)	-	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	99.99	-	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.62	0.37	99.99	99.99
Servicios Logísticos Arauco S.A. (ex-Portuaria Arauco S.A.)	45.00	54.96	99.96	99.96
Inversiones Cholguán S.A. (ex Sociedad Agrícola y Ganadera Tolhuaca S.A.)	-	99.92	99.92	95.38
Trupán Argentina S.A. (Argentina)	-	99.99	99.99	99.99

52

(B) PRICE-LEVEL RESTATEMENT

The charge or credit for price-level restatement in the consolidated financial statements is comprised of the following three factors:

(i) The effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(ii) The change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento ("UF"); and

(iii) The change in the value of assets and liabilities which are denominated in foreign currencies.

(i) Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements is calculated by restating non-monetary assets, liabilities, shareholders' equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF - and foreign currency - denominated assets and liabilities) held by Arauco.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the "prior month rule", according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

The values of the CPI were as follows:

	Index	Change from previous December 31
December 31, 2000	106.94	4.5%
December 31, 2001	109.76	2.6%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous November 30
November 30, 2000	106.82	4.7%
November 30, 2001	110.10	3.1%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

For comparative purposes, the December 31, 2000 and 2001 consolidated financial statements and the amounts disclosed in the related notes have been restated in terms of Chilean pesos of December 31, 2001 purchasing power. This restatement does not change the prior periods' statements or information in any way except to restate the amounts included herein in constant Chilean pesos of similar purchasing power.

(ii) Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile's CPI. Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

	CH$
December 31, 2000	15,769.92
December 31, 2001	16,262.66

(iii) Assets and liabilities denominated in foreign currency

Assets and liabilities denominated in foreign currency are detailed in note 18 and have been translated into Chilean pesos at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At December 31,	
	2000 Ch$	2001 Ch$
U.S. dollar	573.65	654.79
Yen	5.01	4.99
Euro	538.84	578.16
DM	275.50	295.74
GBP	856.58	948.01
FRF	82.15	88.17
NZD	253.49	271.61

The differences arising in the valuations of assets and liabilities denominated in foreign currency as a result of variations in the exchange rates are accounted for in the income statement as an item of price-level restatement in the period in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings "Interest and other financial expenses" and "Interest earned" in the period in which they arise. See note 1 (n).

Credit (charge) to income for price-level restatement:

The charge or credit to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders' equity and income statement accounts as follows:

	Period ended December 31, 2000 ThCh$ Credit (Charge)	Period ended December 31, 2001 ThCh$ Credit (Charge)
Assets, liabilities and equity restating by CPI		
Shareholders' equity	(77,779,450)	(57,273,553)
Property, plant and equipment, net	70,360,713	55,893,742
Inventories	3,246,893	4,814,910
Other assets and liabilities, net	22,683,589	10,964,177
Net effect on income	**18,511,745**	**14,399,276**
Price-level restatement of income statement accounts	(3,782,267)	(2,161,563)
Credit (Charge) to income by CPI	**14,729,478**	**12,237,713**

	Period ended December 31, 2000 ThCh$ Credit (Charge)	Period ended December 31, 2001 ThCh$ Credit (Charge)
Assets restating by foreign currency		
Trade accounts receivable	6,227,393	6,413,129
Inventories	(7,919)	(44,776)
Other assets	(511,330)	(25,966,034)
Liabilities restating by foreign currency		
Bank borrowings	(9,210,410)	(7,540,427)
Bonds	(33,577,530)	(71,219,981)
Other liabilities	(2,880,832)	7,599,625
Net effect on income by foreign currency	**(39,960,628)**	**(90,758,464)**

(C) TIME DEPOSITS, MARKETABLE SECURITIES AND INVESTMENTS PURCHASED UNDER AGREEMENTS TO RESELL

Time deposits are shown at cost plus price-level restatement and accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest and price-level restatement, or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest and price-level restatement.

(D) INVENTORIES

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement.

Finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets.

Inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(E) PROPERTY, PLANT AND EQUIPMENT

(i) Property, plant and equipment, excluding forests

Property, plant and equipment, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 7.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

The estimated average remaining useful lives of the property, plant and equipment are as follows:

	Years
Buildings and other infrastructure	44
Machinery and equipment	13
Other	2
Technical revaluation	11

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement. Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year end and the prior year's valuations plus price-level restatement is accounted for as an adjustment to "Forests" and to shareholders' equity under the account heading "Forestry and other reserves".

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders' equity account "Forestry and other reserves" is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

(f) Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco's proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(g) Income taxes

Arauco has made provisions at each year-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 16.

At December 31, 2001, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(h) Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(i) Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month's salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(j) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was ThCh$ 1,122,347 and ThCh$ 951,980 for the periods ended December 31, 2000 and 2001, respectively.

(k) Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(l) Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five year period.

(m) Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than 3 months.

(n) Forward foreign exchange contracts and currency swaps

Arauco's open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(o) Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders' equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(p) Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(Q) CONVENIENCE TRANSLATION TO US DOLLARS

Arauco maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the financial statements are presented for convenience of the reader translated at the December 31, 2001 observed exchange rate of Ch$654.79 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent, have been, or could be, converted into United States dollars at such rate or at any other rate.

(R) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts are recorded based on uncollectibility analyses on an individual account basis.

(S) LEASING ASSETS

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(T) INTANGIBLES

Intangible assets are recorded at cost, adjusted for price-level restatement and are amortized over 20 years.

(U) REVENUE RECOGNITION POLICY

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(V) INTEREST RATE SWAP CONTRACTS

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(W) SOFTWARE

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in "Property, plant and equipment" as "other assets."

(X) TRANSLATION OF FOREIGN SUBSIDIARIES

The financial statements of foreign subsidiaries have been translated into Chilean pesos in accordance with Technical Bulletin ("BT") No. 64, "Accounting for Investments Abroad", issued by the Accountants Association of Chile. In accordance with BT No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company's operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into US dollars before translation into Chilean pesos. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco's operations into US dollars as follows:

- Monetary assets and liabilities are translated at period-end rates of exchange between the US dollar and the local currency.
- All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the US dollar and the local currency.
- Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.
- The effects of any exchange rate fluctuations as compared to the US dollar are included in the results of operations for the relevant period.

Under BT No.64, the investment in the foreign subsidiary is price-level restated, in order to separate the effect of price-level restating the foreign investment, which is reflected in income, from the effect of the foreign currency translation gain or loss, which is reflected in equity in the account "Cumulative Translation Adjustment", as the foreign investment itself is measured in US dollars. For the periods ended September 30, 2000 and 2001, as allowed by BT No. 64, the Company designated US dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company has recognised the effects of the devaluation of the Argentine peso to an exchange rate of P$ 1.70 per US$ 1.00, pursuant to Chilean Securities Commission instructions, in translating its assets and liabilities denominated in Argentine pesos into Chilean pesos in accordance with BT N° 64. The recognition resulted in a loss of ThCh$ 15,976.

As of December 31, 2001 the Company's investments in Argentina represented 12.6% of its consolidated assets, compared to 16.2% at December 31, 2000.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argenine economic crisis may have on the economic and financial condition of the Company's Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company's financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2. CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3. MARKETABLE SECURITIES

Marketable securities as of each year end, the majority of which are denominated in local currency, were as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Bonds	12,938,076	320,281
Units in mutual funds	77,353,207	274,937,428
Shares	16,506	10,861
Instruments of the Argentine goverment	184,282	-
Total marketable securities	**90,492,071**	**275,268,570**

4. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year end were as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Trade accounts receivable	88,296,974	134,350,013
Allowance for doubtful accounts	(2,073,696)	(1,028,819)
Total trade accounts receivable	86,223,278	133,321,194

As of December 31, 2000 and 2001, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5. INVENTORIES

Inventories have been valued in accordance with the policy described in note 1 (d). The principal components were as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Finished goods (pulp)	39,414,470	20,205,981
Finished goods (sawn timber)	32,327,267	43,146,158
Finished goods on consignment (pulp)	28,015,265	19,801,936
Work in progress	4,449,396	1,575,260
Sawlogs, pulpwood and chips	5,404,372	8,698,024
Raw material	17,107,572	25,015,310
Imports in transit	105,700	744,648
Forests under exploitation	99,837,930	128,323,231
Other	4,181,919	6,928,955
Total inventories	**230,843,891**	**254,439,503**

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1 (e).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31, 2000 ThCh$	2001 ThCh$
Claims from insurance companies	368,494	489,225
Buildings and other infrastructure	2,891,525	2,450,768
Machinery and equipment	619,519	515,812
Other	2,295	1,722
Total increase in value due to technical revaluation of property, plant and equipment	**3,513,339**	**2,968,302**

The depreciation charge to income of property, plant and equipment was calculated as described in note 1 (e) and was as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Depreciation of:		
Property, plant and equipment (excluding land and forests)	61,615,682	81,986,580
Technical revaluation	794,257	545,037
Total	**62,409,939**	**82,531,617**

Accumulated depreciation was as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Accumulated depreciation of:		
Property, plant and equipment		
(excluding land and forests)	866,443,888	970,051,847
Technical revaluation	41,733,760	41,617,363
Total	**908,177,648**	**1,011,669,210**

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Price-level restated cost of forests	323,908,625	431,948,879
Commercial valuation increment	910,317,676	834,690,405
Total	**1,234,226,301**	**1,266,639,284**

7. INVESTMENTS IN RELATED COMPANIES

From January 1 to December 31, 2001 Arauco's subsidiary Forestal Arauco S.A. purchased 377,485 shares of Forestal Cholguán S.A. for ThCh$ 104,179. The investment resulted in negative goodwill of ThCh$6,862 (historic) for Forestal Arauco S.A.

On July, 2001 the Company acquired 16.66% of Inversiones Puerto Coronel S.A. for ThCh$ 2,003,730, resulting in goodwill of ThCh$ 900,886.

During 2000, Arauco made the following investments in related companies:

From February 28 to December 31, 2000 Arauco's subsidiary Forestal Arauco S.A. purchased 359,030,386 shares of Forestal Cholguán S.A., mainly from related parties, equivalent to 97.25% of its shareholders' equity, for ThCh$ 133,883,797. The investment resulted in negative goodwill of ThCh$14,406,004 (historic) for Forestal Arauco S.A.

On March 31, 2000, Maderas Prensadas Cholguán S.A. acquired 50% of Trupán S.A. (now Paneles Arauco S.A.) for US$ 37,000,000, resulting in goodwill of ThCh$ 2,563,903 (historic). As a result of the acquisition Maderas Prensadas Cholguán S.A. held 99.99% of Trupán S.A., which it then transferred to the Company in September 2000. The Company currently holds a 99.99% controlling interest in Paneles Arauco S.A.

The investments in related companies at each year-end were as follows:

	Percentage Participation 2000 %	2001 %	As of December 31, Investment Value 2000 ThCh$	2001 ThCh$	Net Income of Investee 2000 ThCh$	2001 ThCh$
Puerto de Lirquén S.A.	20.14	20.14	8,686,430	9,034,281	730,436	650,327
Cía. de Inversiones Mobiliarias Ltda. (1)	50.00	-	-	-	3,224	-
Inversiones Puerto Coronel S.A.	16.67	33.33	1,138,755	2,586,351	83,403	327,080
Sigma Servicios Informáticos S.A. (2)	-	-	-	-	(1,333)	-
Sociedad CDEC-SIC Ltda.	8.33	8.33	18,550	15,520	(7,370)	(3,031)
Servicios Corporativos Sercor S.A. (2)	20.00	20.00	218,790	200,909	5,920	(16,571)
Total			**10,062,525**	**11,837,061**	**814,280**	**957,805**

(1) Formerly Arauco Capital de Riesgo Ltda. The investment in this company was sold in November 2000.

(2) During August 2000 "Sigma Servicios Informáticos S.A." was divided into two companies, one keeping the same name and the other one called "Servicios Corporativos Sercor S.A.". The investment in Sigma Servicios Informáticos S.A. was sold to Cía. de Seguros Generales Cruz del Sur S.A.

8 GOODWILL AND NEGATIVE GOODWILL

A) Negative goodwill as of each year end was as follows:

	As of December 31, 2000		As of December 31, 2001	
	Amortization for the year ThCh$	Balance of negative goodwill ThCh$	Amortization for the year ThCh$	Balance of negative goodwill ThCh$
Alto Paraná S.A.	15.278.914	16.690.272	16.915.656	1.562.550
Industrial y Forestal Misiones S.A.	7.164.403	14.328.805	7.931.884	7.931.884
Licancel S.A.	593.969	2.227.385	593.969	1.633.416
Maderas Prensadas Cholguán S.A.	442.829	1.091.225	457.006	627.155
Forestal Cholguán S.A.	2.439.672	12.991.106	3.090.847	9.907.795
Total negative goodwill	**25,919,787**	**47,328,793**	**28,989,362**	**21,662,800**

B) Goodwill as of each year end was as follows:

	As of December 31, 2000		As of December 31, 2001	
	Amortization for the year ThCh$	Balance of goodwill ThCh$	Amortization for the year ThCh$	Balance of goodwill ThCh$
Alto Paraná S.A.	15.278.914	16.690.272	16.915.656	1.562.550
Forestal El Aguaray S.A.	74.686	253.237	78.983	201.383
Paneles Arauco S.A. (Ex-Trupán S.A.)	410.567	2.444.798	514.694	1.930.103
Aserraderos Cholguán S.A.	35.985	-	-	-
Inversiones Cholguán S.A. (ex - Agrícola y Ganadera Tolhuaca S.A.	-	-	415	-
Inversiones Puerto Coronel S.A.	-	-	91.440	822.959
Controladora de Plagas Forestales S.A.	-	-	25	-
Total goodwill	**521,238**	**2,698,035**	**685,557**	**2,954,445**

9. OTHER NON-CURRENT ASSETS

Other non-current assets as of each year end were as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Recoverable taxes	31.752.461	24.586.372
Bond issue expenses	5.941.078	11.924.976
Discounts on bond issues	1.664.945	1.798.956
Financial instruments	535.970	351.079
Other	99.063	981.586
Total other non-current assets	**39,993,517**	**39,642,969**

10. CURRENT BANK BORROWINGS

Current bank borrowings as of each year end were as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Total outstanding	-	56.658
Principal outstanding	-	56.658
Weighted average annual interest rate	-	-

Current bank borrowings were denominated as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Obligations in foreign currency	-	39.983
Obligations in local currency	-	16.675
Total current bank borrowings	**-**	**56,658**

11. CURRENT LIABILITIES

(A) THE FOLLOWING LIABILITIES, EXCLUDING BANK BORROWINGS, FALL DUE WITHIN ONE YEAR:

	As of December 31, 2000 ThCh$	As of December 31, 2001 ThCh$
Current portion of bonds	14,527,767	21,079,536
Current portion of other long-term liabilities	908,878	691,437
Trade accounts payable	45,981,891	44,593,581
Notes payable	3,278	2,070
Accounts and notes payable to related parties	416,229	445,778
Current provisions	12,546,575	12,977,347
Sundry accounts payable and other liabilities	16,095,479	12,106,518
Total	**90,480,097**	**91,896,267**

(B) THE PERCENTAGES OF THESE OBLIGATIONS IN FOREIGN AND LOCAL CURRENCY, EXCLUDING THE EFFECTS OF FORWARD FOREIGN EXCHANGE CONTRACTS AND CURRENCY SWAPS, WERE AS FOLLOWS:

	As of December 31, 2000 ThCh$	As of December 31, 2001 ThCh$
Foreign currency	50.52	49.97
Local currency	49.48	50.03
Total	**100.00**	**100.00**

12. BONDS

Arauco had two series of domestic bonds and five series of Yankee Bonds outstanding as of December 31, 2001. The balances of the bonds were as follows:

	As of December 31, 2000 ThCh$	As of December 31, 2001 ThCh$
Current		
Series A bonds	2,092,794	2,044,715
Series B bonds	824,956	821,147
Yankee Bonds 1st Issue	505,182	338,704
Yankee Bonds 2nd Issue	5,111,030	5,488,299
Yankee Bonds 3rd Issue	5,993,805	6,353,509
Yankee Bonds 4th Issue	-	6,033,162
Total current (including accrued interest)	**14,527,767**	**21,079,536**
Long-term		
Series A bonds	2,957,067	985,923
Series B bonds	1,625,881	813,131
Yankee Bonds 1st Issue	177,429,946	118,002,980
Yankee Bonds 2nd Issue	236,573,262	261,916,000
Yankee Bonds 3rd Issue	177,429,945	196,437,000
Yankee Bonds 4th Issue	-	261,916,000
Total long-term	**596,016,101**	**840,071,034**
Less total accrued interest	11,743,451	18,294,556
Total principal outstanding	**598,800,414**	**842,856,014**

These bonds have the following characteristics:

	Domestic Issue	Domestic Issue	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue
Issue date	Jan. 28, 1991	Nov. 26, 1991	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001
Authorized Amount (nominal)	Series A ThUF 4,800	Series A ThUF 2,250 Series B ThUF 250	8 years ThUS$200,000 12 years ThUS$ 100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000 20 years ThUS$ 125,000	10 years ThUS$ 300,000	10 years ThUS$ 300,000
Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThUS$200,000 12 years ThUS$100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000 20 years ThUS$ 125,000	10 years ThUS$300,000	10 years ThUS$300,000
Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90			ThUS$400,000	
Principal Repayment	Semi-annually between Aug.1995 and Feb.2003	Semi-annually between Jun.1994 and Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011
Interest rate (excluding effects of any interest rate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62 %	7.75 %
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

13. BONDS, continued

As of December 31, 2001, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThCh$
2002 (*)	21,079,533
2003	54,323,037
2004	-
2005	-
2006 and thereafter	785,748,000
Total	**861,150,570**

(*) This amount includes ThCh$ 18,294,556 of accrued interest.

The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

- Arauco's debt to equity ratio must not exceed the ratio of 1:2.1
- Arauco's current liabilities must not exceed its current assets.

13. ACCRUED LIABILITIES

(A) ACCRUED LIABILITIES WERE AS FOLLOWS:

	As of December 31, 2000 ThCh$	2001 ThCh$
Accrued liabilities		
Accrual for staff vacations	2,212,379	2,430,264
Plant maintenance accrual	3,229,532	3,809,614
Standby letters of credit	310,249	465,181
Accrual for contingencies	1,505,908	1,067,372
Staff severance indemnities	315,027	307,885
Sales and shipments expense provisions	1,328,466	951,208
Electrical expense provision	899,032	868,000
Pending monthly provisional payments	753,714	187,700
Other current liabilities	1,992,268	2,890,123
Total accrued liabilities	**12,546,575**	**12,977,347**

(B) LIABILITY FOR STAFF SEVERANCE INDEMNITIES

The liability for staff severance indemnity payments is shown at its present value as described in note 1 (i). The movement in this account was as follows:

	Period ended December 31, 2000 ThCh$	Period ended December 31, 2001 ThCh$
Balance at beginning of year	5,117,107	5,028,146
Provision during the year	4,489,778	859,521
Payments during the year	(4,438,824)	(471,140)
Balance as of period-end	**5,168,061**	**5,416,527**

	As of December 31, 2000 ThCh$	As of December 31, 2001 ThCh$
Shown in the balance sheet as:		
Current	315,027	307,885
Long-term	4,853,034	5,108,642
Total	**5,168,061**	**5,416,527**

14. LONG-TERM BANK BORROWINGS

(A) LONG-TERM BANK BORROWINGS INCLUDING ACCRUED INTEREST OUTSTANDING AT EACH YEAR-END WERE AS FOLLOWS:

		As of December 31, 2000		As of December 31, 2001	
Bank or financial institution	Denomination	Long-term Portion ThCh$	Short-term Portion ThCh$	Long-term Portion ThCh$	Short-term Portion ThCh$
Morgan Guaranty Trust Company (2) (a)	US$	44,357,486	118,661,435	-	-
Morgan Guaranty Trust Company (2) (b)	US$	-	22,389,622	24,554,625	24,634,632
Export Development Corp (EDC) (1)	US$	-	3,559,930	-	-
J.P. Morgan -Chase (2) (c)	US$	-	-	163,697,500	607,318
Tesoro Argentino (3)	US$	1,766,183	292,763	1,420,583	197,463
Total long-term bank borrowings		**46,123,669**	**144,903,650**	**189,672,708**	**25,439,413**

The weighted average interest rate for foreign currency-denominated debt for the years ended December 31, 2000 and 2001 was 6.72% and 3.62%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-US dollar denominated payment obligations for US dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1 (b).

Six month LIBOR at December, 2000 and 2001 was 6.2% and 4.75 %, respectively.

(1) ARAUCO II PROJECT LOANS

This debt was incurred in connection with the construction of the Arauco II pulp mill. These loans are denominated in US dollars. Interest rates are variable at LIBOR plus a maximum spread of 2%. In addition, the IFC Series C loan requires Arauco to pay 0.75% of its net income, determined before interest on any Arauco II project loans obtained subsequent to the date of the IFC Series C loan. The IFC Series C loan is subordinate to all other Arauco II loans. The most restrictive debt covenants are the requirements to maintain a minimum current ratio of 1:1 where current assets must exclude 30% of related party receivables and a maximum debt to equity ratio of 1.2:1. Interest and principal on the loans were payable semi-annually. The loans were paid in 2001.

(2) ALTO PARANÁ LOANS

a) This syndicated loan was incurred in connection with the acquisition of Alto Paraná. The loan, denominated in US dollars, carries a variable interest rate of LIBOR plus 0.35% and is payable semi-annually. The principal portion of the loan, US$ 300 million, is due upon maturity in 2001. The most restrictive debt covenants are the requirements to maintain a consolidated interest coverage ratio of 1.2:1 and a minimum consolidated net worth of ThCh$661,500,000.

b) In addition to the loan mentioned in (a), the Company obtained a US$ 150 million loan in order to repay outstanding debt. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

c) The Argentine subsidiary Alto Paraná S.A. obtained a US$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus a market spread.

(3) TESORO ARGENTINO

Alto Paraná owed an aggregate principal amount of US$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries which sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the "Paris Club" countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(B) Debt distribution

As of December 31, 2000 and 2001 long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in foreign currencies.

(C) Maturity of long-term bank borrowings

As of December 31, 2001, the maturities of long-term bank borrowings payable were as follows:

Year	ThCh$
2002	90,179,919
2003	65,663,791
2004	32,962,789
2005	866,209
Total	**189,672,708**

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

- The interest coverage ratio must not be less than 2.0.

15. INCOME TAXES

(A) Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to ThCh$ 23,539,661 and ThCh$ 10,391,473 for the years ended December 31, 2000 and 2001, respectively. Furthermore, Arauco established provisions for ThCh$ 51,943 as of December 31, 2000 and ThCh$ 44,546 as of December 31, 2001 in accordance with Article 21 of the Income Tax Law. These amounts are shown in "Income tax payable," net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31, 2000 ThCh$	As of December 31, 2001 ThCh$
Income tax	(23,539,661)	(10,391,473)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(51,943)	(44,546)
Taxes effected from the previous year	351,572	(120,513)
Deferred income tax	(5,554,423)	9,222,613
Amortization of complementary accounts	190,727	(1,591,166)
Recovery for tax losses	1,474,878	3,528,118
Total Income Tax	**(27,128,850)**	**603,033**

(B) Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2001 were as follows:

	Retained Earnings		Shareholders'
Balance as of December 31,	With Credit ThCh$	Without Credit ThCh$	Tax Credit ThCh$
Balance as of December 31, 2000	50,126,791	-	8,833,876
Balance as of December 31, 2001	18,406,093	1,893	3,247,806
Total	**68,532,884**	**1,893**	**12,081,682**

(c) Deferred taxation

As explained in note 1 (g), as of December 31, 2000 and 2001, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of December 31, 2000			
	Deferred tax assets		Deferred tax liabilities	
	Current ThCh$	Long term ThCh$	Current ThCh$	Long term ThCh$
Allowance for doubtful accounts	287,030	927,404	-	-
Deferred revenues	189,629	-	259,108	-
Accrual for staff vacations	296,150	-	-	23,145
Production costs	-	-	4,890,452	3,177
Property, plant and equipment depreciation	-	-	-	46,312,558
Capitalized expenses	-	-	154,490	-
Obsolescence reserve	408,756	-	-	9,440
Debt issue and project expenses	-	-	-	3,799,987
Staff severance indemnities	606,922	159,738	84	1,954
Forest valuation	-	251,674	-	-
Leasing assets	3,240	72,241	-	84,893
Tax loss carry forwards	1,566,027	4,037,088	-	-
Property, plant and equipment valuation	-	53,716,033	-	19,669,887
Accrual for contingencies	527,068	215,656	-	-
Inventories valuation	184	373,448	301,148	-
Plant maintenance accrual	408,961	-	-	-
Other	270,986	13,880	883	1,304,662
Total	**4,564,953**	**59,767,162**	**5,606,165**	**71,209,703**
Complementary accounts, net of accumu-lated amortization (1)	(587,231)	(27,298,760)	(222)	(20,715,243)
Valuation provision	(32,214,397)	-	-	
Total	**3,977,722**	**254,005**	**5,605,943**	**50,494,460**

	As of December 31,2000			
	Deferred tax assets		Deferred tax liabilities	
	Current ThCh$	Long term ThCh$	Current ThCh$	Long term ThCh$
Allowance for doubtful accounts	741,643	79,462	-	-
Deferred revenues	149,044	23,116	-	-
Accrual for staff vacations	540,578	-	-	-
Production costs	-	-	4,131,880	28,290
Capitalized expenses	-	-	498,464	1,458,938
Property, plant and equipment depreciation	-	-	-	49,817,682
Staff severance indemnities	626,983	230,249	-	-
Forest valuation	-	-	159,800	-
Devaluation argentine currency	1,693,538	6,774,151	-	-
Debt issue and project expenses	-	-	-	3,517,945
Obsolescence reserve	375,437	-	-	-
Accrual for contingencies	822,288	-	-	-
Tax loss carryforwards	2,408,460	2,367,001	-	-
Property, plant and equipment valuation	-	60,691,523	-	22,098,732
Leasing assets	50,611	6,209	46,266	29,642
Plant maintenance accrual	442,636	-	-	-
Inventories valuation	142,430	-	-	-
Project valuation difference	-	-	-	2,121,442
Other	378,970	506,630	3,099	557,618
Total	**8,372,618**	**70,678,341**	**4,839,509**	**79,630,289**
Complementary accounts, net of accumulated amortization (1)	(424,506)	(34,690,775)	(44,321)	(24,788,166)
Valuation provision	-	(28,201,706)	-	-
Total	**7,948,112**	**7,785,860**	**4,795,188**	**54,842,123**

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16. FORESTRY GRANTS

Forestry grants are included in shareholders' equity under the account heading "Forestry and other reserves". These grants are transferred to income at the time of sale of the related finished goods. Forestry grants received during the year ending December 31, 2000 and 2001 were ThCh$612,645 and ThCh$189,209 respectively.

17. ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at the historical local and foreign currency equivalent at each year-end.

	Currency	As of December 31, 2000 ThCh$	2001 ThCh$
Assets			
Current Assets:			
Cash and banks	US$	2,748,677	2,482,289
Cash and banks	Ch$	1,747,205	904,993
Cash and banks	Other currencies	1,460,740	1,004,856
Time deposits and marketable securities	US$	65,271,902	106,448,755
Time deposits and marketable securities	Ch$	56,585,296	39,877,841
Time deposits and marketable securities	Other currencies	-	130,701,072
Trade accounts receivable	US$	72,291,261	115,699,187
Trade accounts receivable	Ch$	12,235,944	14,788,909
Trade accounts receivable	Other currencies	1,696,073	2,633,098
Other accounts receivable	US$	7,234,552	4,988,681
Other accounts receivable	Ch$	7,133,223	7,500,877
Inventories	US$	27,288,530	41,291,295
Inventories	Ch$	203,555,361	213,148,205
Other current assets	US$	23,838,647	20,327,736
Other current assets	Ch$	25,227,800	53,072,850
Total current assets		**508,315,211**	**755,070,647**
Property, plant and equipment and other assets:			
Property, plant and equipment	US$	629,655,928	693,223,238
Property, plant and equipment	Ch$	1,747,904,254	1,767,912,516
Other assets	US$	4,049,939	31,765,481
Other assets	Ch$	5,982,002	5,427,203
Total property, plant and equipment and other assets		**2,387,592,123**	**2,498,328,438**
Total assets		**2,895,907,334**	**3,253,399,085**

	Currency	As of December 31, 2000 ThCh$	2001 ThCh$
Liabilities			
Current liabilities:			
Current portion of long-term bank borrowings	US$	144,903,650	25,479,396
Current portion of long-term bank borrowings	Ch$	-	16,675
Current portion of bonds	US$	11,610,016	18,213,675
Current portion of bonds	Ch$	2,917,751	2,865,861
Notes and trade accounts payable	US$	17,521,007	18,087,891
Notes and trade accounts payable	Ch$	28,215,385	26,390,094
Notes and trade accounts payable	Other currencies	245,499	115,596
Other current liabilities	US$	16,560,940	9,571,774
Other current liabilities	Ch$	13,409,499	16,651,376
Total current liabilities		**235,383,747**	**117,392,338**
Long-term liabilities:			
Long-term bank borrowings	US$	46,123,669	189,672,708
Bonds	US$	591,433,150	838,271,980
Bonds	Ch$	4,582,951	1,799,054
Other long-term liabilities	US$	17,872,295	8,862,328
Other long-term liabilities	Ch$	56,055,111	52,510,922
Total long-term liabilities		**716,067,176**	**1,091,116,992**
Total liabilities		**951,450,923**	**1,208,509,330**

18. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company	Relationship	As of December 31, 2000 ThCh$	2001 ThCh$	Transaction
(a) Current assets				
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	343,753	465,172	Accounts receivable
Fundación Educacional Arauco	Affiliate	43,735	-	Accounts receivable
Brian Leslie	Shareholder in subsidiary	6,186	-	Loan
Total current assets		**393,674**	**465,172**	
(b) Current liabilities				
Compañía de Petróleos de Chile S.A.	Shareholder	183,096	114,116	Accounts payable
Puerto de Lirquén S.A.	Affiliate	123,088	153,973	Accounts payable
Fundación Educacional Arauco	Affiliate	-	58,054	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	72,616	107,545	Accounts payable
Abastible S.A.	Affiliate	3,773	3,155	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	28,779	2,898	Accounts payable
Frontel S.A.	Affiliate	2,887	-	Accounts payable
Cía. de Turismo de Chile Ltda.	Affiliate	1,990	6,037	Accounts payable
Total current liabilities		**416,229**	**445,778**	

During the year ended December 31, 2000 and 2001, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended Dec. 31, 2000 ThCh$	2001 ThCh$
(a) Compañía de Petróleos de Chile S.A.:		
Purchases of fuel	3,569,287	7,196,032
Other Sales	(950)	(949)
(b) Puerto de Lirquén S.A.:		
Port services	1,060,701	1,023,411
(c) ABC Comercial S.A.:		
Other Purchases	903	4,359
(d) Abastible S.A.:		
Purchases of fuel	106,920	182,616
(e) Frontel S.A.:		
Electric power purchases	65,604	38,340
(f) Compañía de Seguros Generales Cruz del Sur S.A.:		
Direct insurance premiums	2,063,436	4,610,633
(g) Compañía de Turismo de Chile Ltda.		
Purchase of tickets	90,106	74,511
(h) Fundación Educacional Arauco:		
Other sales	278	307
(i) Cía. Puerto de Coronel S.A:		
Stockpiling services	845,689	1,413,698
Other purchases	430	115
(j) Soc. Austral de Electricidad S.A. Electric power purchases	26,346	19,598
Other sales	(2,958)	(1,635)
(k) Fundación Habitacional Arauco Other purchases	34,595	140
(l) Sigma Servicios Informáticos S.A. Processing service	-	20,563

19. CONTINGENCIES AND COMMITMENTS

(a) Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The debt ratio must not be higher than 1.2.

ii) The current ratio must not be less than 1.0.

iii) The interest coverage ratio must not be less than 2.0.

20. SHAREHOLDERS' EQUITY

The movements in the capital and reserve accounts for each of the periods ended December 31, 2000 and 2001 are as follows:

December 31, 2000	Paid-in capital ThCh$	Share Premium ThCh$	Forestry and other reserves ThCh$	Retained Earnings from prior years ThCh$	Accum. deficit in the development stage ThCh$	Interim Dividend ThCh$	Net income for the period ThCh$	Total ThCh$
Balance as of December 31, 1999	210.821.381	3.411.843	792.962.090	514.799.622	(112.853)	(7.581.214)	114.115.479	1.628.416.348
Prior period income allocation	-	-	-	114.115.479	-	-	(114.115.479)	-
Equity price level restatement	9.908.605	160.357	37.124.752	28.634.266	(5.304)	(381.890)	-	75.440.786
Dividends paid	-	-	-	(27.713.831)	-	7.581.214	-	(20.132.617)
Cumulative translation adjustment	-	-	4.876.954	-	-	-	-	4.876.954
Forestry reserve	-	-	51.056.304	-	-	-	-	51.056.304
Forestry reserve adjustment related to subsidiaries	-	-	(3.073.761)	-	-	-	-	(3.073.761)
Absorption of accumulated deficit of subsidiary in the development stage	-	-	-	(118.157)	118.157	-	-	-
Interim dividends	-	-	-	-	-	(42.432.167)	-	(42.432.167)
Net income for the period	-	-	-	-	-	-	185.921.366	185.921.366
Balance as of December 31, 2000	**220,729,986**	**3,572,200**	**882,946,339**	**629,717,379**	**-**	**(42,814,057)**	**185,921,366**	**1,880,073,213**
Current balances for comparative effects	**227,572,616**	**3,682,937**	**910,317,677**	**649,238,618**	**-**	**(44,141,293)**	**191,684,928**	**1,938,355,483**

December 31, 2000	Paid-in capital ThCh$	Share Premium ThCh$	Forestry and other reserves ThCh$	Earnings from prior years ThCh$	Interim Dividend ThCh$	Net income for the period ThCh$	Total ThCh$
Balance as of December 31, 2000	220.729.986	3.572.200	882.946.339	629.717.379	(42.814.057)	185.921.366	1.880.073.213
Prior period income allocation	-	-	-	185.921.366	-	(185.921.366)	-
Equity price level restatement	6.842.630	110.737	27.264.455	23.055.731	-	-	57.273.553
Dividends paid	-	-	-	(80.390.466)	42.814.057	-	(37.576.409)
Cumulative translation adjustment	-	-	19.008.253	-	-	-	19.008.253
Forestry reserve	-	-	35.660.765	-	-	-	35.660.765
Forestry reserve adjustment related to subsidiaries	-	-	(1.748.529)	-	-	-	(1.748.529)
Interim dividends	-	-	-	-	(3.507.726)	-	(3.507.726)
Net income for the period	-	-	-	-	-	91.611.794	91.611.794
Balance as of December 31, 2001	**227,572,616**	**3,682,937**	**963,131,283**	**758,304,010**	**(3,507,726)**	**91,611,794**	**2,040,794,914**

The number of shares authorized, issued and outstanding as of December 31, 2000 and 2001 was 113.152.446. The Company's shares are of a single series without a fixed nominal value.

21. SALES REVENUE

Arauco's sales revenues were derived from export and domestic sales of the following products:

	Year ended December 31, 2000 ThCh$	2001 ThCh$
Export sales		
Bleached pulp	321.831.594	330.352.433
Unbleached pulp	83.324.053	94.584.740
Sawlogs	1.644.735	118.425
Flitches	4.671.121	3.485.824
Sawn timber	74.399.971	74.222.663
Remanufactured wood products	43.508.940	63.486.229
Plywood and fiber panels	35.245.268	59.208.903
Posts	4.611.032	3.634.942
Other	211.984	-
Total export sales revenue	**569,448,698**	**629,094,159**
Domestic sales		
Bleached pulp	31.877.933	22.940.187
Unbleached pulp	1.855.988	696.540
Sawlogs	20.860.347	10.388.044
Pulplogs	6.241.475	7.061.662
Sawn timber	34.360.468	30.377.105
Remanufactured wood products	1.536.802	8.288.396
Chips	834.260	793.950
Electric power	2.066.691	2.263.232
Plywood and fiber panels	24.625.502	30.351.135
Other	6.227.895	3.618.494
Total domestic sales revenue	**130,487,361**	**116,778,745**
Total sales revenue	**699,936,059**	**745,872,904**

22. OPERATING COSTS

(A) Cost of sales

Arauco's cost of sales consisted of the following:

	Year ended December 31, 2000 ThCh$	2001 ThCh$
Timber	58.766.260	79.335.266
Chemical products	28.399.613	39.580.150
Maintenance costs	26.569.354	39.527.337
Depreciation	58.417.593	78.839.951
Energy and fuel costs	15.961.932	15.993.398
Forestry works	70.004.724	77.945.297
Port costs	4.902.407	6.853.114
Sawing services	26.858.108	40.106.677
Electric power costs	1.637.790	273.761
Other raw materials, indirect cost and other	17.789.287	18.394.059
Total cost of sales	**309,307,068**	**396,849,010**

(B) Administration and selling expenses

Administration and selling expenses were as follows:

	Year ended December 31, 2000 ThCh$	2001 ThCh$
Wages and salaries	20.033.765	21.197.691
Insurance	1.498.862	2.544.060
Depreciation	3.462.337	3.374.738
Freight	50.550.079	74.760.470
Other transportation costs	14.979.937	20.357.789
Selling expenses	9.611.293	13.394.461
Other administrative expenses	19.108.406	21.103.935
Total administration and selling expenses	**119,244,679**	**156,733,144**

23. OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	Year ended December 31, 2000 ThCh$	2001 ThCh$
Reversal of cumulative translation adjustment reserve	-	7.641.344
Reimbursement of customs duties	1.151.836	2.435.973
Reversal of provision for selling expenses	1.289.837	56.953
Gain on settlement of the Alto Paraná indemnity	1.159.834	-
Contract unfulfillment indemnification	382.263	-
Rental income	156.853	113.917
Profit on sale of other services	-	85.506
Insurance recoveries	113.602	543.051
Forestry promotion income	428.708	-
Sale of materials and others	146.486	146.310
Gain on sale of property, plant and equipment	-	933.956
Other income	887.131	1.377.077
Total other non-operating income	**5,716,550**	**13,334,087**

24. OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	Year ended December 31, 2000 ThCh$	2001 ThCh$
Other services and fees	183.318	384.825
Other depreciation and amortization	729.061	552.343
Loss on sales of property, plant and equipment	607,164	-
Donations	335.683	357.937
Severance payments	5.351,788	92.854
Project expenses	770,098	499.604
Write-off of obsolete material	77.180	15.396
Provision for uncollectible accounts receivable	537.092	476.541
Legal expenses	67,334	72.242
Taxes	1.370,027	2.306.259
Write-off of damaged inventory	152,858	271.677
Write-off of inventory	9.160	181.577
Other expenses	1.720.361	1.914,619
Total other non-operating expenses	11,911.124	7,125.874

25. MINORITY INTEREST

The equity value corresponding to the shareholders' minority interest in each of the Company's subsidiaries was as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Alto Paraná S.A.	207.476	127.410
Forestal Arauco S.A.	998.660	1.068.032
Agrícola y Ganadera Tolhuaca S.A.	14.880	-
Forestal Cholguán S.A.	4.733.039	2.753.301
Controladora de Plagas Forestales S.A.	146.873	146.098
Total	**6,100,928**	**4,094,841**

The income value corresponding to the shareholder minority interest in each of the Companys' subsidiaries was as follow:

	As of December 31, 2000 ThCh$	2001 ThCh$
Alto Paraná S.A.	(7.318)	1.892
Forestal Arauco S.A.	(36.606)	(41.035)
Agrícola y Ganadera Tolhuaca S.A.	8.823	5.161
Forestal Cholguán S.A.	(1.092.213)	(104.341)
Controladora de Plagas Forestales S.A.	987	535
Total	**(1,126,327)**	**(137,788)**

26. SANCTIONS

During the years ended December 31, 2000 and 2001, none of the Company, any of the members of the Board of Directors or the Chief Executive Officer of the Company were sanctioned by the Chilean Securities Commission.

27. BOND ISSUE COST

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such ammortizations forr the years ended December 31, 2000 and 2001 were ThCh$ [illegible]26.984 and ThCh$ 1.347.213, respectively, which amounts are reflected in the statement of income under the heading "Interest Expense". The cost recorded for each year are shown below.

	As of December 31, 2000 ThCh$	As of December 31, 2001 ThCh$
Stamp tax	3.885.096	6.181.293
Underwriters commission	2.477.627	3.677.131
Rate insurance commission	331.594	261.784
Risk evaluation	15.251	69.857
Accounting advice	54.734	28.670
Printing costs	93.321	65.119
Legal advice	131.358	327.244
Repayment of bonds	-	3.082.650
Other	155.492	95.570
Total	**7,144,473**	**13,791,318**

28. CASH FLOW

According to regulations established in Circular N° 1312 by Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	ThCh$	599.314	2002
Plywood Mill expansion	ThCh$	21.909	2002
Investment projects	ThCh$	10.000	2002

29. ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the nine-month period ended December 31, 2001.

- New Circulation Project: a project to reinforce the oxygen-peroxide extraction phase. Spent: M$16.070. Estimated total cost M$ 16.070.
- Cleaning Project: a project for purifying white pulp. Spent: M$ 8.817. Estimated total cost: M$40.478.
- Cleaner Batteries Project: a project for purifying brown paste. Estimated total cost: M$ 29.216.
- Monitoreo Project: a project for improving the Company's environmental impact on the marine environment and air quality. Spent: M$ 34.120. Estimated future cost: M$ 25.240.

The subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system, regulated under a certification process under rule ISO 14.001. For this reason, between January 1 and December 31, 2001 we have paid M$ 109.767, and we anticipate spending an additional amount for this item of M$ 100.837.

30. SUBSEQUENT EVENTS

No events have occurred since December 31, 2001 and subsequent to the issuance of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.
Controller

Alejandro Pérez R.
Chief Executive Officer

Report of Independent Accountans

Santiago Chile, February 28, 2002

To the Board of Directors and Shareholders
Celulosa Arauco y Constitución S.A.

We have audited the accompanying consolidated balance sheets of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and cash flows for the years then ended. These financial statements (including the related notes) are responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. For the years then ended, we did not audit the financial statements of the following significant subsidiaries: Aserraderos Arauco S.A., Forestal Celco S.A., Forestal Cholguan S.A., and Forestal Valdivia S.A. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred above present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Anthony J.F. Daws

Price Waterhouse

Summary of Financial Statements for Main subsidiaries

BALANCE SHEET
As of December 31
(Thousands US $)

	FORESTAL ARAUCO S.A. Y FILIALES		ASERRADEROS ARAUCO S.A. Y FILIALES		PANELES ARAUCO S.A. Y FILIALES		INDUSTRIAS FORESTALES S.A. Y FILIALES (APSA)	
	2000 THUS$	2001 THUS$	2000 THUS$	2001 THUS$	2000 THUS$	2001 THUS$	2000 THUS$	2001 THUS$
ASSETS								
Current Assets	222.696	239.261	101.363	105.652	37.870	55.221	129.208	113.215
Fixed Assets	2.330.231	2.071.017	163.817	145.031	130.267	142.200	743.011	761.037
Other Assets	(26.776)	(16.117)	8.280	5.104	2.938	4.293	57.388	50.916
Total Assets	2.526.151	2.294.162	273.460	255.787	171.075	201.713	929.606	925.169
LIABILITIES AND STOCKHOLDERS' EQUITY								
Current Liabilities	149.655	71.491	31.780	23.402	21.530	37.179	33.419	21.933
Long-Term Liabilities	29.088	28.467	2.172	2.088	38.698	64.480	111.830	272.113
Minority Interest	32.399	25.180	0	0	110.847	100.054	197.041	195
Stockholders' Equity	2.315.009	2.169.024	239.508	230.296	0	0	587.316	630.927
Total Liabilities and Stockholders' Equity	**2.526.151**	**2.294.162**	**273.460**	**255.787**	**171.075**	**201.713**	**929.606**	**925.169**

INCOME STATEMENTS
For the year ended December 31
(Thousands US $)

	FORESTAL ARAUCO S.A. Y FILIALES		ASERRADEROS ARAUCO S.A. Y FILIALES		PANELES ARAUCO S.A. Y FILIALES		INDUSTRIAS FORESTALES S.A. Y FILIALES (APSA)	
	2000 THUS$	2001 THUS$	2000 THUS$	2001 THUS$	2000 THUS$	2001 THUS$	2000 THUS$	2001 THUS$
Net Sales	418.520	351.546	248.117	266.101	127.702	148.855	204.099	151.290
Cost of Sales, Administrative and Selling expenses	(315.921)	(253.594)	(234.689)	(246.043)	(104.301)	(118.447)	(121.462)	(131.520)
Operating income	102.599	97.952	13.429	20.058	23.401	30.408	82.637	19.770
Non Operating Income (Loss)	(8.698)	(6.497)	(1.586)	2.687	(2.834)	(952)	(7.566)	(9.364)
Income Tax	(11.552)	(12.173)	(1.425)	(2.298)	(2.089)	(5.144)	(9.188)	20.585
Minority Interest	(2.577)	(1.402)	0	0	0	0	(24.251)	3
Negative Goodwill Amortization	5.083	5.456	0	21	0	12	39.124	37.947
Net Income (Loss)	**84.856**	**83.336**	**10.417**	**20.468**	**18.478**	**24.324**	**80.756**	**68.941**

Representantes en el Exterior
Sales Representatives

CELULOSA / WOODPULP

COLOMBIA / COLOMBIA
Herzig y Cia. Ltda.
Carrera 50 Nos 6-41, Medellín, Colombia
Tel. (57-4) 2552122 - Fax (57-4) 2855805

COREA / KOREA
Dupoong Corporation
287-11, Yangjae-Dong, Socho-Ku, Seoul, Korea
Tel. (82-7) 5756761-4 - Fax (82-2) 5774963-4

Ekman & Co INC
200 South Biscayne Boulevard,
Suit 4400, Miami,
Florida 33131, USA
Tel. (1-305) 5791200 – Fax. (1-305) 5791210

ESTADOS UNIDOS / UNITED STATES
Arauco Wood Products, Inc.
5901 C Peachtree Dunwoody Rd. NE, Suite 455
Atlanta, GA 30328, USA
Tel. (1-770) 3799270 - Fax (1-770) 3799288

EUROPA / EUROPE
Arauco Europe S.A.
32, Chemin Frank - Thomas
1211 N Geneve 29
Switzerland
Tel. (41-22) 718 7880 - Fax (41-22) 718 7881
P.O. Box 464

INDIA / INDIA
Elof Hansson Pulp, Inc.
565 Taxter Road, Elmsford, N.Y.10523, USA
Tel. (1-914) 3458380 - Fax (1-914) 3458112/3458113

MALASIA / MALAYSIA
Itochu Corporation
Suite 1801,18th Floor, Pernas International Building
Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
Tel. (60-3) 2612611 - Fax (60-3) 2614380

MEXICO / MEXICO
Ekman & Co Inc.
200 South Biscayne Boulevard, Suite 4400,
Miami Florida 33131 - 2310, USA
Tel. (1-305) 5791200 - Fax (1-305) 5791206

TAILANDIA / THAILAND
Elof Hansson Pulp, Inc.
565 Taxter Road, Elmsford, N.Y.10523, USA
Tel. (1-914) 3458380 - Fax (1-914) 3458112 / 3458113

TAIWAN / TAIWAN
Tai Shing Pulp and Paper Corporation
2 F. N° 35, Yen Pin South Road, Taipei, Taiwan
Tel. (886-2) 23113393 - Fax (886-2) 23141793

TURQUIA / TURKEY
UNIREP A.S.
Cumhuriyet Cad. 89-91/21, 80230 Elmadag Istambul, Turkey
Tel. (90-212) 2301252 - Fax (90-212) 2326265

VENEZUELA / VENEZUELA
Forest Fibres International, Inc.
2600 Douglas Rd., Suite 1111-A Coral Gables,
Florida 33134, USA
Tel. (1-305) 448 5130/5161 - Fax (1-305) 448 5167

MADERA Y PANELES / WOOD PRODUCTS

COREA / KOREA
Dupoong Corporation
287-11, Yangjae-Dong, Socho-Ku, Seoul, Korea
Tel. (82-2) 5756761 / 5774961 - Fax (82-2) 5774963 / 5774964

ESTADOS UNIDOS / UNITED STATES
Arauco Wood Products, Inc.
5901 C Peachtree Dunwoody Rd. NE, Suite 455
Atlanta, GA 30328, USA
Tel. (1-770) 3799270 - Fax (1-770) 3799288

EUROPA / EUROPE
Arauco Forest Products B.V.
Gevers Deynootweg 61
2586 BJ The Hague
The Netherlands
Tel. (31-70) 3069555 - Fax (31-70) 3069550

JAPON / JAPAN
Arauco Asia, Representative Office
Akasaka Sanshin Building 2nd Floor
7-9-3 Akasaka, Minato-Ku, Tokyo 107, Japan
Tel. (81-3) 35837026 / 35837020 - Fax (81-3) 35837269

MEXICO / MEXICO
Araucomex S.A. de C.V.
Av. Vallarta 6503 Piso 5A
Colonia Ciudad Granja
Zapopan, Jalisco, México
Codigo Postal 45010
Tel. (52-33) 31100235 - Fax (52-33) 31100775

PERU / PERU
Arauco Perú S.A.
Jr. Felix Dibos 806, Magdalena,
Lima, Perú
Tel. (511) 2640176 - Fax (511) 4615816

Direcciones / Addresses

Celulosa Arauco y Constitucion S.A.
Forestal Arauco S.A. / Aserraderos Arauco S.A. / Paneles Arauco S.A.
Av. El Golf 150, 14th Floor, Las Condes - Santiago, Chile
Tel. (56-2) 4617200 - Fax (56-2) 4617542

Aserraderos Arauco S.A.
Los Canelos 71, San Pedro, Casilla 70-C - Concepción, Chile
Tel. (56-41) 261800 - Fax (56-41) 372693

Bosques Arauco S.A.
Los Horcones s/n - Arauco, Chile
Tel. (56-41) 509100 - Fax (56-41) 571944

Forestal Celco S.A. / Forestal Cholguan S.A.
Schepeler 515 - Constitución, Chile
Tel. (56-71) 671119 - Fax (56-71) 671903

Forestal Valdivia S.A.
Camino a Sta. Elvira s/n - Salida Norte, Valdivia, Chile
Tel. (56-63) 209200 - Fax (56-63) 209300

Alto Paraná S.A
Avda. Rivadavia 413, 8th Floor, 1002 Buenos Aires, Argentina
Tel. (54-11) 43299559 - Fax (54-11) 43299571

Investigaciones Forestales Bioforest S.A.
Camino a Coronel Km.15 s/n Coronel, Casilla 70-C, Concepción, Chile
Tel. (56-41) 390438 - Fax (56-41) 390439

Servicios Logísticos Arauco S.A.
Los Canelos 71, San Pedro, 3Concepción, Chile
Tel. (56-41) 261800 - Fax (56-41) 372693

Arauco Generación S.A.
Vitacura 2771, 9th Floor, Santiago, Chile
Tel. (56-2) 5606700 - Fax (56-2) 2365090

Arauco Wood Products, Inc.
5901 C Peachtree Dunwoody Rd. NE. Suite 455
Atlanta, GA 30328. USA
Tel. (1-770) 3799270 - Fax (1-770) 3799288

Arauco Forest Products B.V.
Gevers Deynootweg 61
2586 BJ The Hague
The Netherlands
Tel. (31-70) 306 9555 - Fax (31-70) 306 9550

Arauco Asia. Representative Office
Akasaka Sanshin Building 2nd Floor
7-9-3 Akasaka, Minato-Ku. Tokyo 107, Japan
Tel. (81-3) 35837020 - Fax (81-3) 35837269

Araucomex S.A. de C.V.
Av. Vallarta 6503 Piso 5A
Colonia Ciudad Granja
Zapopan, Jalisco, México
Codigo Postal 45010
Tel. (52-33) 31100235 - Fax (52-33) 31100775

Arauco Perú S.A.
Jr. Felix Dibos 806, Magdalena,
Lima, Perú
Tel. (511) 2640176 - Fax (511) 4615816

Distribuidora Centromaderas S.A.
Avda. Presidente Frei Montalva 21100, Lampa, Santiago, Chile
Tel. (56-2) 4258000 - Fax (56-2) 4258008

PLANTAS DE CELULOSA / WOODPULP MILLS

Planta Arauco / Arauco Mill
Los Horcones s/n, Casilla 8-D - Arauco, Chile
Tel. (56-41) 509400 - Fax (56-41) 509401/2

Planta Constitución / Constitución Mill
Av. Mac Iver 505, Casilla 93 - Constitución, Chile
Tel. (56-71) 200800 - Fax (56-71) 671036

Planta Licancel / Licancel Mill
Camino a Iloca Km.3 - Licantén, Chile
Tel. (56-75) 460024- Fax (56-75) 460028

Planta Alto Paraná / Alto Paraná Mill
Puerto Esperanza 3378, Misiones, Argentina
Tel. (54-757) 80190 - Fax (54-757) 80675

PLANTAS DE PANELES / PANELS MILLS

Planta de Terciados / Plywood Mill
Los Horcones s/n - Arauco, Chile
Tel. (56-41) 260600 - Fax (56-41) 571155

Planta Tableros MDF-HB / MDF-HB Mill
Camino Cholguan s/n - Yungay, Chile
Tel. (56-41) 922600 - Fax (56-41) 922748

Diseño y Producción
B&G Diseño Corporativo
www.bgdesign.cl

Impresión
Fyrma Gráfica